    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2001



                                                                FILE NO. 1-16247


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
   PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                              FLOWERS FOODS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                             ---------------------

             GEORGIA                                58-2582379
 (State or Other Jurisdiction of                 (I.R.S. Employer
  Incorporation or Organization)               Identification No.)

       1919 FLOWERS CIRCLE
       THOMASVILLE, GEORGIA                           31757
 (Address of Principal Executive                    (Zip Code)
             Offices)

                                 (229) 226-9110
              (Registrant's telephone number, including area code)

                             ---------------------

                                   COPIES TO:

                              LIZANNE THOMAS, ESQ.
                              MARK L. HANSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              3500 SUNTRUST PLAZA
                              303 PEACHTREE STREET
                             ATLANTA, GA 30308-3242
                           TELEPHONE: (404) 521-3939

       Securities to be registered pursuant to Section 12(b) of the Act:

       TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                EACH CLASS IS TO BE REGISTERED
       -------------------                ------------------------------
   Common Stock, $.01 per share            The New York Stock Exchange
Rights to Purchase Series A Junior         The New York Stock Exchange
  Participating Preferred Stock

     Securities to be registered pursuant to Section 12(g) of the Act: NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Registrant incorporates by reference into this Registration Statement
(i) certain portions of the Annual Report on Form 10-K for the fiscal year ended January 1, 2000 of Flowers Industries, Inc. (File No. 1-9787) filed with the Securities and Exchange Commission ("SEC") on March 31, 2000, and certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Flowers Industries, Inc. filed with the SEC on November 21, 2000,
(ii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K on March 31, 2000 and (iii) certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company (File No. 1-3705) filed with the SEC on November 21, 2000.


Items of Flowers Industries Annual Report
on Form 10-K being incorporated
by reference
-----------------------------------------

                               PART II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7a.  Quantitative and Qualitative Disclosures about Market Risk

                               PART IV

Item 14.  Report of Independent Accountants

          Consolidated Statement of Income for the fifty-two weeks ended January 1, 2000 and January 2, 1999, the twenty-seven weeks ended January 3, 1998 and the fifty-two weeks ended
          June 28, 1997

          Consolidated Balance Sheet at January 1, 2000 and January 2,
          1999

          Consolidated Statement of Changes in Stockholders' Equity for the fifty-two weeks ended January 1, 2000 and January 2, 1999, the twenty-seven weeks ended January 3, 1998 and the fifty-two weeks ended June 28, 1997

          Consolidated Statement of Cash Flows for the fifty-two weeks ended January 1, 2000 and January 2, 1999, the twenty-seven weeks ended January 3, 1998 and the fifty-two weeks ended
          June 28, 1997

          Notes to Consolidated Financial Statements

Items of Flowers Industries Quarterly Report
on Form 10-Q being incorporated
by reference
--------------------------------------------
                               PART I

Item 1.  Financial Statements

         Consolidated Balance Sheet at
         October 7, 2000 and January 1, 2000

         Consolidated Statement of Income for the Forty weeks ended October 7, 2000 and October 9, 1999

         Consolidated Statement of Cash Flows for the
         Forty weeks ended October 7, 2000 and October 9, 1999

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

Items of Keebler
Quarterly Report on Form 10-Q being
incorporated by reference
-----------------------------------
                               PART I
Item 1.  Financial Statements

         Consolidated Balance Sheet at
         October 7, 2000 and January 1, 2000

         Consolidated Statement of Operations for the Twelve weeks ended October 7, 2000 and October 9, 1999 and for the
         Forty weeks ended October 7, 2000 and October 9, 1999

         Notes to Consolidated Financial Statements

                              FLOWERS FOODS, INC.

       INFORMATION REQUIRED IN INFORMATION STATEMENT AND INCORPORATED IN
                              FORM 10 BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS ON FORM 10

ITEM 1.  BUSINESS


     The information required by this item is contained under: (i) the sections "Summary -- Flowers Foods, Inc.," "-- Strategic Focus," and "-- Corporate Information," "Risk Factors," "Cautionary Note Regarding Forward Looking Statements," "The Spin-off," "Agreements Between Flowers Industries and Flowers Foods Relating to the Spin-Off" and "Business" of the Information Statement and such sections are incorporated herein by reference, (ii) portions of the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference and (iii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference.


ITEM 2.  FINANCIAL INFORMATION

     The information required by this item is contained under: (i) the sections

"Summary -- Summary Historical Financial Data," "-- Summary Pro Forma Financial Data," "Selected Historical Financial Data," "Capitalization" and "Pro Forma Financial Data," of the Information Statement and such sections are incorporated herein by reference, (ii) portions of the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference and (iii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference.


ITEM 3.  PROPERTIES


     The information required by this item is contained under the section "Business -- Properties" of the Information Statement, and such section is incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The information required by this item is contained under the section "Security Ownership of Certain Beneficial Owners and Management" of the Information Statement, and such section is incorporated herein by reference.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS


     The information required by this item is contained under the section "Management" of the Information Statement, and such section is incorporated herein by reference.


ITEM 6.  EXECUTIVE COMPENSATION


     The information required by this item is contained under the section "Management" of the Information Statement, and such section is incorporated herein by reference.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The information required by this item is contained under the sections "Agreements between Flowers Industries and Flowers Foods Relating to the Spin-Off," "Management" and "Certain Relationships and Related Party Transactions" of the Information Statement, and such sections are incorporated herein by reference.


ITEM 8.  LEGAL PROCEEDINGS


     The information required by this item is contained under the section "Business -- Legal Proceedings" of the Information Statement, and such section is incorporated herein by reference.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     The information required by this item is contained under the sections "The Spin-Off," "Dividend Policy" and "Description of Capital Stock" of the Information Statement, and such sections are incorporated herein by reference.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


     On October 19, 2000, Flowers Foods, Inc. issued 500 shares of its common stock to Flowers Industries, Inc., its direct parent, for consideration of $500. No underwriter was involved in this sale, and, in the opinion of Flowers Foods, this transaction is exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof in that such transaction did not involve any public offering.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     The information required by this item is contained under the section "Description of Capital Stock" of the Information Statement, and such section is incorporated herein by reference.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The information required by this item is contained in the section "Description of Capital Stock -- Limited Liability and Indemnification Provisions" of the Information Statement, and such section is incorporated herein by reference.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     The information required by this item is contained under: (i) the sections "Summary -- Summary Historical Financial Data," "-- Summary Pro Forma Financial Data" "Selected Historical Financial Data," "Capitalization" and "Pro Forma Financial Data," of the Information Statement, and such sections are incorporated herein by reference, (ii) portions of the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference and (iii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000 each filed as an exhibit hereto and such material is incorporated herein by reference.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) List of Financial Statements.


     The information required by this section is contained in (i) portions of the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and the Flowers Industries, Inc. Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000, each filed as an exhibit hereto, and such material is incorporated herein by reference and (ii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000, each filed as an exhibit hereto and such material is incorporated herein by reference.

     (b) Exhibits. The following documents are filed as exhibits hereto:


EXHIBIT
  NO.           NAME OF EXHIBIT
-------         ---------------
   2.1      --  Distribution Agreement by and between Flowers Industries,
                Inc. and Flowers Foods, Inc., dated as of October 26,
                2000.**
   3.1      --  Form of Restated Articles of Incorporation of Flowers Foods,
                Inc.*
   3.2      --  Form of Restated Bylaws of Flowers Foods, Inc.*
   4.1      --  Form of Share Certificate of Common Stock of Flowers Foods,
                Inc.*
   4.2      --  Form of Rights Agreement between Flowers Foods, Inc. and
                First Union National Bank as Rights Agent.*
  10.1      --  Employee Benefits Agreement by and between Flowers
                Industries, Inc. and Flowers Foods, Inc., dated as of
                October 26, 2000**.
  10.2      --  Agreement dated June 13, 2000 by and between Flowers
                Bakeries, Inc. and Winn-Dixie, Inc.*
    21      --  Subsidiaries of Flowers Foods, Inc.*
  99.1      --  Portions of the Annual Report on Form 10-K for the fiscal year ended January 1, 2000 of Flowers Industries, Inc.,
                filed with the SEC on March 31, 2000.**
  99.2      --  Portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Flowers Industries, Inc.,
                filed with the SEC on November 21, 2000.**
  99.3      --  Financial Statements of Keebler Foods Company for the fiscal year ended January 1, 2000.**
  99.4      --  Portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000.**


---------------

 * To be filed by amendment


** Previously filed

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FLOWERS FOODS, INC.

                                          By:    /s/ G. ANTHONY CAMPBELL
                                             -----------------------------------
                                              Name: G. Anthony Campbell
                                              Title: Secretary and General
                                              Counsel


Dated: January 19, 2001

                       PRELIMINARY INFORMATION STATEMENT


                 SUBJECT TO COMPLETION, DATED JANUARY 22, 2001


                              FLOWERS FOODS, INC.

                                  Common Stock
                                 $.01 Par Value

     The board of directors of Flowers Industries, Inc. has approved an agreement and plan of restructuring and merger and related agreements under which Flowers Industries will:


     - spin-off its Flowers Bakeries and Mrs. Smith's Bakeries businesses and certain other corporate assets and liabilities to its shareholders in the form of a new, publicly-traded company called Flowers Foods, Inc., as a result of which Flowers Industries' primary asset will be its majority interest in Keebler Foods Company; and



     - merge with a wholly-owned subsidiary of Kellogg Company.



     This information statement is being sent to you to describe the spin-off and the business and financial position of Flowers Foods following the transaction and requires no action by you.



     Currently, Flowers Foods is a wholly-owned subsidiary of Flowers Industries. Flowers Industries intends to distribute, in a taxable spin-off, all of the outstanding shares of Flowers Foods to Flowers Industries shareholders on a pro rata basis. As part of the spin-off, you will receive one share of Flowers Foods common stock for every five shares of Flowers Industries common stock you own as of the close of business on the record date for the spin-off, which is
currently expected to be on or about February   , 2001.



     The spin-off and the merger will each occur only if the other occurs. If Flowers Industries shareholders do not approve the merger, or if certain other conditions to the merger are not met, the spin-off will not occur.



     The record date and the distribution date for the spin-off, as well as the closing date for the merger, will all be the same day. When the spin-off and the Flowers Industries/Kellogg merger are completed, Flowers Foods will own and operate the traditional Flowers Industries bakery businesses, and Kellogg will own Flowers Industries, which will have as its primary asset its majority interest in Keebler. At the closing of the transaction, Flowers Industries shareholders will own an interest in Flowers Foods in the same proportion as their prior ownership interest in Flowers Industries.


     If the merger is approved by Flowers Industries shareholders, no further action on your part is necessary for you to receive the shares of Flowers Foods common stock to which you are entitled in the spin-off. You do not need to take any action for the spin-off to occur. You do not have to pay for the shares of Flowers Foods common stock that you will receive in the spin-off, nor do you have to surrender or exchange shares of Flowers Industries common stock in order to receive shares of Flowers Foods common stock. However, you will be required to surrender your shares of Flowers Industries common stock in order to receive the cash consideration to be paid in connection with the Flowers Industries/Kellogg merger. That process is described in more detail in the proxy statement relating to the Flowers Industries/Kellogg merger.


     There has been no public trading market for the Flowers Foods common stock. We have applied to list Flowers Foods common stock on the New York Stock Exchange and, following the spin-off and the merger, we expect that Flowers Foods common stock will trade on the New York Stock Exchange under the symbol "FLO."



     As you review this information statement, you should carefully consider the matters described in "Risk Factors," beginning on page 11.


                           -------------------------

     NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this information statement is         , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................     3
Risk Factors................................................    11
Cautionary Note Regarding Forward Looking Statements........    16
The Spin-Off................................................    17
Agreements Between Flowers Industries and Flowers Foods
  Relating to the Spin-Off..................................    21
Capitalization..............................................    25
Dividend Policy.............................................    26
Selected Historical Financial Data..........................    27
Pro Forma Financial Data....................................    30
Business....................................................    41
Management..................................................    53
Certain Relationships and Related Party Transactions........    59
Security Ownership of Certain Beneficial Owners and
  Management................................................    61
Description of Capital Stock................................    63
Where You Can Find Additional Information...................    73
Incorporation of Certain Information by Reference...........    74

                                    SUMMARY


     This summary highlights information relating to Flowers Industries, Flowers Foods and the Flowers Foods common stock being distributed in the spin-off. To fully understand the spin-off and Flowers Foods, you should read this information statement carefully, including the risk factors as well as the financial statements of Flowers Industries and the accompanying notes, which are incorporated by reference herein and the pro forma financial information for Flowers Foods which appear elsewhere in this information statement.


     The information about us and our business contained in this information statement assumes that the spin-off and related merger with Kellogg have been completed. If Flowers Industries shareholders do not approve the merger, the spin-off will not occur.

FLOWERS FOODS, INC.


     Flowers Foods is one of the largest producers and marketers of frozen and non-frozen bakery and dessert products in the United States. Flowers Foods consists of the following businesses:


     - Flowers Bakeries; and

     - Mrs. Smith's Bakeries.

     We have a leading presence in each of the major product categories in which we compete. In our Flowers Bakeries business, our Flowers Bakeries brands rank first in branded sales measured in dollars and units in the 22 major metropolitan markets we serve. Our Mrs. Smith's Bakeries business is one of the leading frozen dessert producers and marketers in the United States, and our Mrs. Smith's pies are the leading national brand of frozen pies sold at retail.


     FLOWERS BAKERIES. Our Flowers Bakeries business produces and markets baked foods to customers in the super-regional 16 state area in and surrounding the southeastern United States. We have devoted significant resources to modernize, automate and expand our production facilities and distribution capabilities, and enhance our information technology. Flowers Bakeries is comprised of 27 production facilities which are generally within or contiguous to our existing region and which can be served with our extensive direct store door delivery system. Our strategy is to continue to better serve new and existing customers, principally by:


     - increasing the productivity and efficiency of our production facilities; and

     - using information technology to enhance our direct store door delivery system.

     MRS. SMITH'S BAKERIES. Our Mrs. Smith's Bakeries business produces and markets frozen desserts as well as bread, rolls and buns for sale to retail and foodservice customers. Traditionally, retail frozen pie sales are heavily concentrated in the year-end holiday season. In an effort to increase sales outside of the holiday season, we launched "Operation 365," a strategy aimed at significantly expanding non-seasonal sales in the frozen dessert product line by extending the well-recognized Mrs. Smith's brand name to existing and related retail and foodservice products. Examples of significant retail product line extensions include Mrs. Smith's Restaurant Classics and Mrs. Smith's Cookies and Cream frozen pies, while the Grand Finales frozen pie product line was introduced in the foodservice channel.

OUR STRATEGIC FOCUS

     Our strategy is to be the country's leading producer and marketer of a full-line of frozen and non-frozen bakery and dessert products serving all categories of customers through all channels of distribution. Our Flowers Bakeries and Mrs. Smith's Bakeries businesses each develop strategies based on the requirements of their particular food category.

     We employ the following five overall corporate strategies:

     - maintain and extend strong brand recognition;

     - invest in and operate efficient production facilities;

     - provide customer service-oriented distribution;

     - offer a broad range of products to customers in multiple channels of distribution; and

     - continue to pursue growth through strategic acquisitions and investments.

CORPORATE INFORMATION

     Our principal executive offices are located at 1919 Flowers Circle, Thomasville, Georgia 31757 and our telephone number is (229) 226-9110. References in this information statement to "Flowers Foods," "we," "our" and "us" collectively refer to Flowers Foods, Inc. We maintain internet sites at www.flowersfoods.com, www.flowersbakeries.com and www.mrssmiths.com. The information contained on, or connected to, our websites is not a part of this information statement.

THE TRANSACTION


     THE MERGER. Flowers Foods is currently a wholly-owned subsidiary of Flowers Industries. On October 26, 2000, Flowers Industries entered into an agreement and plan of restructuring and merger with Kellogg Company under which a wholly-owned subsidiary of Kellogg will merge with Flowers Industries. Flowers Industries, whose principal asset at the time of the merger will be its majority ownership interest in Keebler, will survive the merger as a wholly-owned subsidiary of Kellogg. As a condition to the merger, Flowers Industries has agreed to transfer its fresh and frozen bakery operations, and certain other corporate assets and liabilities, to Flowers Foods and to distribute all of the outstanding shares of common stock of Flowers Foods to Flowers Industries' shareholders on a pro-rata basis immediately prior to the merger.


     For more information about the merger, the agreement and plan of restructuring and merger and related matters, you should refer to the proxy statement relating to the Flowers Industries/Kellogg merger accompanying this information statement.


     THE SPIN-OFF. Effective virtually simultaneously with the completion of the merger described below, Flowers Industries will distribute all of the outstanding shares of Flowers Foods common stock. Following the effective time of the spin-off, all of the outstanding shares of Flowers Foods common stock will be held by shareholders of Flowers Industries who are shareholders as of the record date for the spin-off. You will not pay for the

Flowers Foods common stock you will receive in the spin-off, but the spin-off will be taxable to you. The spin-off is summarized below:

Distributing Company:           Flowers Industries, Inc., a Georgia corporation.

Spun-off Company:               Flowers Foods, Inc., a Georgia corporation and
                                currently a wholly-owned subsidiary of Flowers
                                Industries, Inc.


Consideration to be Received
by Flowers Industries
Shareholders in the Spin-off
and the Merger:                 The spin-off and merger will occur virtually
simultaneously. Flowers Industries shareholders will receive an amount in cash estimated to be between $12.45 and $12.60 per share in exchange for each share of Flowers
                                Industries common stock that they own and one share of Flowers Foods common stock in the spin-off for every five shares of Flowers
                                Industries common stock they own at the close of business on the record date for the spin-off.
                                Flowers Industries shareholders will be required to surrender their shares of Flowers Industries common stock to receive the cash consideration in the merger, but will not be required to take any additional action to receive shares of Flowers Foods common stock in the spin-off.


Flowers Foods Common Stock:     Immediately prior to the spin-off,        shares
                                of Flowers Foods common stock will be
                                outstanding, and they will all be distributed in
                                the spin-off. Immediately after the spin-off, we
                                estimate that about                shareholders
                                of record will hold shares of Flowers Foods common stock, although some of the shares may be registered in "street name" by a single shareholder who represents a number of shareholders.


Distribution Ratio:             One share of Flowers Foods common stock for
                                every five shares of Flowers Industries common stock that you hold on the record date for the spin-off.



Record Date/Spin-off Date:      The close of business on or about February   ,
                                2001.


Distribution Agent:             First Union National Bank, which is also the
                                registrar and transfer agent for Flowers
                                Industries common stock and for Flowers Foods common stock.

Proposed New York Stock
Exchange Symbol:                "FLO"


Trading Market:                 Because Flowers Industries currently owns all of
                                Flowers Foods common stock, there has not been a public trading market for the Flowers Foods common stock. We have applied to list Flowers
                                Foods common stock on the New York Stock
                                Exchange and, following the spin-off and the merger, we expect that Flowers Foods common stock will be traded on the New York
                                Stock Exchange.


Federal Income Tax
Consequences:                   The spin-off and merger should be treated as a
                                single taxable transaction for United States federal income tax purposes. We expect that Flowers Industries shareholders will recognize gain or loss in an amount equal to the difference between:


                                - the sum of the fair market value of the shares
                                  of Flowers Foods common stock distributed in the spin-off plus the cash proceeds received pursuant to the merger; and

                                - the Flowers Industries shareholder's adjusted
                                  tax basis immediately prior to the transaction in the shares of Flowers Industries common stock surrendered.


                                Such gain or loss should be a capital gain or loss if the shares of Flowers Industries common stock are held as a capital asset by the Flowers Industries shareholder. However, if the receipt of Flowers Foods common stock is treated as a separate transaction for tax purposes, it would be deemed to be a distribution taxable as an ordinary income dividend to the extent of our current or accumulated earnings and profits. For a more detailed description of the federal income tax consequences of the spin-off and the merger, see "The Spin-Off -- Material United States Federal Income Tax Consequences."



Our Management and Management
Compensation:                   Substantially all of the management team of
                                Flowers Industries will become the management of Flowers Foods following the spin-off. The compensation, awards and other benefits expected to be available to members of Flowers Foods management are described in "Management."

                       SUMMARY HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following summary historical financial data of Flowers Industries, Flowers Foods' predecessor, as of and for the 52 weeks ended January 1, 2000 and January 2, 1999, the 27 week transition period ended January 3, 1998 and for the 52 weeks ended June 28, 1997, June 29, 1996 and July 1, 1995 have been derived from the consolidated financial statements of Flowers Industries, which have been audited by PricewaterhouseCoopers, LLP, independent accountants. The summary historical financial data of Flowers Industries as of and for the 40 weeks ended October 7, 2000 and October 9, 1999 are derived from the unaudited consolidated financial statements of Flowers Industries, which, in the opinion of management, include all adjustments necessary for a fair presentation. Operating results for the 40 weeks ended October 7, 2000 are not necessarily indicative of the results that may be achieved for the 52 weeks ending December 30, 2000.



     This historical data should be read in conjunction with Flowers Industries' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Flowers Industries' consolidated financial statements and the related notes, which are incorporated herein by reference and portions of which have been filed as exhibits to Flowers Foods' registration statement on Form 10, of which this information statement is a part.


                            FOR THE 52 WEEKS ENDED           FOR THE 27
                       ---------------------------------     WEEKS ENDED
                       JANUARY 1, 2000   JANUARY 2, 1999   JANUARY 3, 1998
                       ---------------   ---------------   ---------------
STATEMENT OF INCOME
  DATA:
Sales................    $4,236,010        $3,765,367        $  784,097
Net income...........         7,294            41,899            23,560
Diluted net income
  per common share...    $     0.07        $     0.43        $     0.27
Weighted average
  shares
  outstanding........       100,420            96,801            88,773
BALANCE SHEET DATA
  (AT END OF PERIOD):
Total assets.........    $2,900,478        $2,860,900        $  898,880
Long-term debt.......    $1,208,630        $1,038,998        $  276,211
Stockholders'
  equity.............    $  538,754        $  572,961        $  348,567

                                        FOR THE 52 WEEKS ENDED
                       --------------------------------------------------------
                       JUNE 28, 1997      JUNE 29, 1996         JULY 1, 1995
                       -------------   -------------------   ------------------
STATEMENT OF INCOME
  DATA:
Sales................   $1,437,713         $1,238,564            $1,129,203
Net income...........       62,324             30,768                42,301
Diluted net income
  per common share...   $     0.71         $     0.35            $     0.49
Weighted average
  shares
  outstanding........       88,401             86,933                86,229
BALANCE SHEET DATA
  (AT END OF PERIOD):
Total assets.........   $  898,187         $  849,443            $  655,921
Long-term debt.......   $  275,247         $  274,698            $  120,944
Stockholders'
  equity.............   $  340,012         $  305,324            $  303,981

                                                                  FOR THE 40 WEEKS ENDED
                                                             ---------------------------------
                                                               OCTOBER 7,        OCTOBER 9,
                                                                  2000              1999
                                                             ---------------   ---------------
STATEMENT OF INCOME DATA:
Sales......................................................    $3,317,466        $3,222,157
Net income (loss)..........................................        35,245           (12,002)
Diluted net income (loss) per common share.................    $     0.35        $    (0.12)
Weighted average shares outstanding........................       100,372           100,388
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...............................................    $3,134,622        $2,845,579
Long-term debt.............................................    $1,374,105        $1,115,982
Stockholders' equity.......................................    $  545,070        $  521,646

                        SUMMARY PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table represents summary unaudited pro forma condensed consolidated financial data for Flowers Foods. Flowers Foods consists of the traditional bakery businesses of Flowers Industries. For accounting purposes, we will treat the transactions as a disposition of Keebler. Accordingly, the unaudited pro forma financial information, included here and elsewhere herein, reflects the disposition of assets and liabilities and the exclusion of the results of operations of Keebler from the Flowers Industries consolidated financial statements. The summary pro forma condensed consolidated financial data have been derived from the Flowers Foods unaudited pro forma condensed consolidated financial statements which are included elsewhere in this information statement. The unaudited pro forma condensed consolidated statement of income data sets forth Flowers Foods' results of operations for the 52 week period ended January 1, 2000 and the 40 week period ended October 7, 2000 assuming the spin-off and merger were completed as of January 3, 1999. In addition, the unaudited pro forma condensed consolidated statement of income data sets forth Flowers Foods' results of operations for the 52 weeks ended January 2, 1999, the 27-week transition period ended January 3, 1998 and the 52 weeks ended June 28, 1997 assuming the spin-off and merger were completed as of June 30, 1996. The unaudited pro forma condensed consolidated balance sheet data sets forth Flowers Foods' financial position at October 7, 2000, and assumes the spin-off and merger were completed on October 7, 2000.


     The pro forma adjustments are based upon available information and upon certain assumptions that Flowers Industries believes are reasonable and which are described in the notes to the unaudited pro forma condensed consolidated financial statements included elsewhere in this information statement. The unaudited pro forma condensed consolidated financial data is presented for informational purposes only and may not be indicative of the results of operations or financial position that would have occurred had the spin-off and merger occurred on the dates indicated, or which may be obtained in the future. You should read the summary unaudited pro forma condensed consolidated financial data presented below in connection with the unaudited pro forma condensed consolidated financial statements and the related notes included elsewhere in this information statement.


                                        52 WEEKS ENDED
                            ---------------------------------------     27 WEEKS ENDED      52 WEEKS ENDED
                            JANUARY 1, 2000(A)   JANUARY 2, 1999(B)   JANUARY 3, 1998(C)   JUNE 28, 1997(C)
                            ------------------   ------------------   ------------------   ----------------
STATEMENT OF INCOME DATA:
Sales.....................      $1,568,239           $1,538,887            $784,097           $1,437,713
Income (loss) from
  operations..............          (6,971)              42,446              36,815               69,659
Net income (loss) from
  continuing operations...      $   (9,177)          $   (4,339)           $  5,499           $   54,603
Diluted net income (loss)
  per share from
  continuing operations...      $    (0.46)          $    (0.22)           $   0.31           $     3.09
Weighted average shares
  outstanding(d)..........          20,084               19,360              17,755               17,680

                            40 WEEKS ENDED
                          ------------------
                          OCTOBER 7, 2000(A)
                          ------------------
STATEMENT OF INCOME
  DATA:
Sales...................      $1,205,831
Income from continuing
  operations............          13,395
Net loss from continuing
  operations............      $     (669)
Diluted net loss per
  share from continuing
  operations............      $     (.03)
Weighted average shares
  outstanding(d)........          20,074



                                                              OCTOBER 7, 2000
                                                              ---------------
BALANCE SHEET DATA:
Total assets................................................    $1,104,902
Long-term debt..............................................    $  203,001
Stockholders' equity........................................    $  634,704


-------------------------


(a) The summary unaudited pro forma condensed consolidated income data for Flowers Foods has been derived from the historical consolidated statement of income of Flowers Industries, adjusted to reflect (i) the exclusion of the results of operations of Keebler that is included in Flowers Industries' consolidated statement of income for the respective periods,
     (ii) the change in interest expense resulting from the elimination of approximately $625.0 million of long-term debt as a result of the merger,
     (iii) the change in amortization expense resulting from the elimination of Flowers Industries' investment in Keebler and (iv) the related income tax effects of (i), (ii) and (iii). This pro forma summary financial information has been prepared on the assumption that the spin-off and the merger occurred as of the beginning of the respective periods.



(b) The summary unaudited pro forma condensed consolidated income data for Flowers Foods has been derived from the historical consolidated statement of income of Flowers Industries, adjusted to reflect the exclusion of the results of operations of Keebler from Flowers Industries and the change in amortization expense resulting from the elimination of Flowers Industries' investment in Keebler.


(c) The summary unaudited pro forma condensed consolidated income data for Flowers Foods has been derived from the historical consolidated statement of income of Flowers Industries, adjusted to reflect the elimination of its income from investment in its then unconsolidated affiliate, Keebler.


(d) Gives effect to issuance of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock.

                                  RISK FACTORS

RISKS FACTORS RELATING TO OUR BUSINESS

OUR MRS. SMITH'S BAKERIES BUSINESS MAY CONTINUE TO PERFORM BELOW EXPECTATIONS, WHICH COULD HARM OUR FINANCIAL RESULTS.

     Our Mrs. Smith's Bakeries business has incurred net operating losses over the past six quarters and may not be profitable in the near future. Our ability to increase revenues, reduce costs and achieve profitability at Mrs. Smith's Bakeries in the future will primarily depend on our ability to increase sales of our products outside of the traditional holiday season through the retail and foodservice channels and to reduce production, distribution and other costs. We cannot assure you that our Mrs. Smith's Bakeries business will be able to increase revenues and reduce costs at a rate required to generate profitable results.


BECAUSE OF THE DISPOSITION OF FLOWERS INDUSTRIES' MAJORITY INTEREST IN KEEBLER, WE MAY INCUR OPERATING AND NET LOSSES.



     The pro forma consolidated financial statements for Flowers Foods presented in this information statement reflect the exclusion of Keebler's results of operations that are included in Flowers Industries' consolidated statements of income for the periods presented. Because of the disposition of Flowers Industries' majority interest in Keebler, Flowers Foods' pro forma results of operations show operating and net losses for some of the periods presented including the fiscal years 1999 and 2000. Without the inclusion of Keebler's earnings, we cannot assure you that we will be profitable in the future.


OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE FOOD INDUSTRY MAY AFFECT OUR OPERATIONAL PERFORMANCE AND FINANCIAL RESULTS.


     The food industry is highly competitive. We face competition in all of our markets from large, national companies and smaller, regional operators, as well as from supermarket chains with their own production facilities or private label products and grocery stores with their own in-store bakeries. Some of our competitors, including other diversified food companies, are larger and may have greater financial resources than we do. From time to time we experience price pressure in certain of our markets as a result of competitors' promotional pricing practices as well as market conditions generally. Competition is based on product quality, distribution effectiveness, brand loyalty, price, effective promotional activities and the ability to identify and satisfy emerging consumer preferences. We cannot assure you that we will be able to effectively compete with these larger, more diversified companies.


OUR BUSINESS IS SUBJECT TO THE RISK OF PRICE FLUCTUATIONS OF RAW MATERIALS.

     Our principal ingredients are flour, sugar, shortening and fruit, all of which are subject to price fluctuations. Any substantial fluctuation in the prices of raw materials would, if not offset by product price increases or commodities hedging activities, have an adverse impact on our profitability. We attempt to recover our commodity cost increases by increasing prices, promoting a higher-margin product mix and obtaining additional operating efficiencies. We may not be able to continue to offset raw material price increases to the same extent in the future. We enter into contracts for the purchase of raw materials at fixed prices, which are designed to protect us against raw material price increases during their term. These contracts could cause us to pay higher prices for our raw materials than would otherwise be available at the time we utilize the raw materials. We also use paper products, such as corrugated cardboard, aluminum products, such as pie plates, and films and plastics to package our products. We are dependent upon natural gas and propane as a fuel for firing ovens as well as gasoline and diesel as fuel for distribution vehicles. Substantial fluctuations in prices of packaging materials or continued higher prices of fuels could adversely affect our operating performance and financial results.

THE LOSS OR CONTINUED CONSOLIDATION OF ANY OF OUR KEY CUSTOMERS COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIAL RESULTS.


     The largest purchaser of our products, Winn-Dixie, Inc., accounted for approximately 10.2% of Flowers Foods' sales during fiscal 1999. We expect that our sales to Winn-Dixie will continue to constitute a significant percentage of our revenues. The loss of Winn-Dixie as an outlet for our products could significantly harm our competitive position and operating results. In addition, the continued consolidation of food retailers and foodservice distributors has reduced the number of customers for our products. The additional consolidation of customers for our products could have a significant adverse impact on our financial results.



THE PRESENCE OF POTENTIAL COMPETITORS FOR ACQUISITION OPPORTUNITIES MAY AFFECT OUR STRATEGY OF GROWTH BY ACQUISITION OF ADDITIONAL FOODS BUSINESSES.



     Our growth has depended, in significant part, on our ability to acquire and, thereafter, integrate and operate additional food businesses. Our strategy includes pursuing acquisition candidates that complement our existing product lines, geographic presence, or both, and leverage our production capacity, distribution network, purchasing power, brand management capabilities and operating efficiencies. Presently, we have no material acquisition candidates under active consideration. Potential competitors for acquisition opportunities include larger companies that may have greater financial resources than we do. Competition for acquiring food businesses may result in acquisitions on terms that prove to be less advantageous to us than have been attainable in the past or may increase acquisition prices to levels unacceptable to us. As a result, we may not be able to find attractive acquisition candidates in the future. In addition, we may not be successful in integrating future acquisitions into our existing operations or succeed in reducing the costs and increasing the profitability of any businesses we acquire in the future.


OUR BUSINESS IS SUBJECT TO FEDERAL, STATE AND LOCAL GOVERNMENT REGULATIONS, THE IMPACT OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND FINANCIAL POSITION.

     Our operations are subject to regulation by various federal, state and local government entities and agencies. As a producer of food products for human consumption, our operations are subject to stringent production, packaging, quality, labeling and distribution standards, including regulations mandated by the following laws:

     - Federal Food and Drug Act;

     - Occupational Safety and Health Act;

     - Fair Labor Standards Act;

     - Clean Air Act; and

     - Clean Water Act.

     We cannot predict whether future regulation by various federal, state and local governmental entities and agencies would harm our business and financial results.



IF OUR PRODUCTS CONTAIN DEFECTS, OUR SALES COULD SUFFER AND WE COULD INCUR INCREASED COSTS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY.



     We could be found liable if the consumption of any of our products cause injury, illness or death. We also may be required to recall certain of our products that become contaminated or are damaged. A product liability judgment or product recall could severely affect our business or financial results.


WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, WHICH COULD HARM OUR COMPETITIVE POSITION, RESULTING IN DECREASED REVENUE.

     We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. We have taken actions to establish and protect our trademarks and other proprietary rights. However, these actions may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us.

RISKS FACTORS RELATING TO THE SECURITIES MARKETS AND OWNERSHIP OF FLOWERS FOODS COMMON STOCK

FLOWERS FOODS DOES NOT HAVE AN OPERATING HISTORY AS AN INDEPENDENT COMPANY.


     After completion of the spin-off, Flowers Foods will be an independent, publicly-traded company. Although Flowers Foods will be operated by members of senior management who operated Flowers Industries' bakery businesses prior to the spin-off, we do not have an operating history as an independent company. The pro forma financial information included in this information statement may not necessarily reflect the results of operations and financial position that would have been achieved had Flowers Foods and our subsidiaries operated as an independent company during the periods presented nor is it necessarily indicative of what our future results of operations will be. After the spin-off, we will be responsible for obtaining our own financing and corporate administrative services, including legal, human resources, information and technology systems and tax and accounting services. We may have difficulty obtaining financing or services on terms that are acceptable to us, if at all.


BECAUSE THERE HAS BEEN NO PRIOR TRADING MARKET FOR OUR COMMON STOCK, OUR STOCK PRICE MAY BE VOLATILE.


     There is no current trading market for Flowers Foods common stock. We have applied to list Flowers Foods common stock on the New York Stock Exchange and, following the spin-off and the merger, we expect that Flowers Foods common stock will trade on the New York Stock Exchange under the symbol "FLO."



     We cannot assure you that our shares will be approved for listing on the New York Stock Exchange or actively traded or as to the prices at which the shares will trade. Some Flowers Industries shareholders who receive Flowers Foods common stock may decide that they do not want to remain invested in us and may sell their shares following the spin-off.

This may delay the development of an orderly trading market for Flowers Foods common stock for a period of time following the spin-off. Prices for our shares will be determined in the marketplace and may be influenced by many factors, including, but not limited to:

     - the depth and liquidity of the market for the shares;

     - our results of operations;


     - investors' evaluations of the future prospects for Flowers Foods and the food industry generally;



     - our dividend policy; and



     - general economic and market conditions.


     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. These market fluctuations could have a material adverse effect on the trading price of our shares.

OUR FAILURE TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL COULD HARM OUR BUSINESS.


     Our business requires managerial, financial and operational expertise and our future success depends upon the continued service of key personnel. We do not have employment agreements with any members of our current management. If we lose any of our key personnel, our business operations could suffer.


OUR ARTICLES OF INCORPORATION AND BYLAWS, OUR SHAREHOLDER RIGHTS PLAN AND PROVISIONS OF GEORGIA LAW COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IF DOING SO COULD BE IN YOUR INTEREST.

     Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be in the best interest of our shareholders. It could be difficult for a potential bidder to acquire us because:

     - our directors serve for staggered terms;

     - our directors may be removed only for a cause by a supermajority vote of our shareholders;


     - our directors plan to adopt a shareholder rights plan; and


     - we are subject to the fair-price and business combination provisions of the Georgia corporate law.


     Also, our Board of Directors can issue preferred stock and determine the price, rights, and preferences of this preferred stock without shareholder approval. This authority gives our Board of Directors greater flexibility to take actions such as making acquisitions. However, if we issue preferred stock, a third party may find it more difficult to acquire control of us.

WE CANNOT GIVE ANY ASSURANCE THAT WE WILL PAY DIVIDENDS.

     The payment of dividends on our common stock is subject to the discretion of our Board of Directors and will depend on factors such as our financial position, results of operations and such other factors as our Board of Directors may, in its discretion, consider relevant. We cannot assure you that we will pay any dividends in the future or if we do whether they will be at a level consistent with dividends paid by Flowers Industries in the past.


WE HAVE AGREED TO INDEMNIFY FLOWERS INDUSTRIES FOR LIABILITIES WHICH MAY ACCRUE FOLLOWING THE SPIN-OFF.



     We have agreed in the distribution agreement and the employee benefits agreement relating to the spin-off and in the merger agreement with Kellogg to indemnify Flowers Industries and its respective officers, directors, employees, successors and assigns, from and against any and all damages arising in connection with the liabilities, including tax, litigation, environmental and employee benefit liabilities and advisory fees, as more fully described on page 22 of this information statement, that arise in connection with the spin-off and merger or the business of Flowers Industries prior to the spin-off. If certain events occur or certain liabilities arise, we may be required to pay substantial sums to meet our indemnification obligations. Such payments could have a material adverse effect on our operating performance and financial results.


THE CHARACTER AND AMOUNT OF INCOME, GAIN OR LOSS YOU MAY RECOGNIZE AS A RESULT OF THE SPIN-OFF AND MERGER CANNOT BE PRECISELY DETERMINED.


     Your receipt of cash and Flowers Foods common stock in connection with the spin-off and the merger will be a taxable transaction. The spin-off and merger are intended to constitute a single integrated transaction pursuant to which each Flowers Industries shareholder generally will recognize capital gain or loss equal, in each case, to the difference between (1) the fair market value of the Flowers Foods shares distributed in the spin-off plus the cash proceeds received pursuant to the merger and (2) the shareholder's adjusted tax basis in the Flowers Industries common stock surrendered in exchange. However, if the Internal Revenue Service were to successfully assert that receipt of Flowers Foods stock should be treated as a separate transaction for tax purposes, it would be deemed to be a distribution taxable as an ordinary income dividend to the extent of our current or accumulated earnings and profits. In addition, the amount of income, gain or loss, if any, that you will recognize will depend, in part, on the fair market value of the Flowers Foods common stock you receive in the spin-off and your basis in the Flowers Industries common stock you sell in the merger. Accordingly, we cannot assure you as to the character and exact amount of income, gain or loss you may recognize as a result of the spin-off and the merger.

              CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS


     We have made forward-looking statements in this information statement, including in the sections entitled "Summary," "Risk Factors" and "Business," that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from the spin-off and the merger, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "continue," "may," "will," "should" or the negative of these terms or similar expressions.


     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

     Some of the risks and other factors that could affect our performance and operating results are discussed under "Risk Factors" and elsewhere in this information statement. There may also be other risks that we are unable to predict at this time.

                                  THE SPIN-OFF

BACKGROUND OF THE SPIN-OFF


     On October 26, 2000, Flowers Industries and Kellogg Company entered into an agreement and plan of restructuring and merger under which a wholly-owned subsidiary of Kellogg will merge with Flowers Industries. Flowers Industries, whose primary asset at the time of the merger will be its majority ownership in Keebler, will survive the merger as a wholly-owned subsidiary of Kellogg. As a condition to the merger, Flowers Industries has agreed to transfer its fresh and frozen bakery operations, and certain other corporate assets and liabilities, to Flowers Foods. Effective virtually simultaneously with the merger, Flowers Industries will distribute all of the outstanding shares of Flowers Foods common stock on a pro-rata basis to its shareholders.


MANNER OF EFFECTING THE SPIN-OFF


     Flowers Industries will effect the spin-off on or about February   , 2001
and will deliver all of the outstanding shares of Flowers Foods common stock to First Union National Bank, as transfer agent and registrar, for distribution to the holders of record of Flowers Industries common stock as of the close of business on that date. Shareholders of Flowers Industries will receive shares of Flowers Foods common stock in an amount equal to their proportionate interest in Flowers Industries. The distribution of Flowers Foods common stock will be made based on a ratio of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock held by Flowers Industries shareholders as of the close of business on the record date. The actual number of shares of Flowers Foods common stock to be distributed will depend on the number of shares of Flowers Industries common stock outstanding as of the record date. Any Flowers Industries shareholder who transfers his or her Flowers
Industries common stock prior to February   , 2001 will not receive shares of
Flowers Foods even though he or she may have been a shareholder of record for purposes of voting at the Flowers Industries special meeting to approve the merger.


     Flowers Industries currently intends to distribute the Flowers Foods shares by book entry. If you are a record holder of Flowers Industries common stock, instead of physical stock certificates, you will receive a statement of your book entry account for the Flowers Foods shares distributed to you. Following the spin-off, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your book entry account statement.

     If you hold your Flowers Industries shares through a stockbroker, bank or other nominee, your shares are likely held in "street name," and you are probably not a shareholder of record. In such a case, your receipt of the Flowers Foods common stock depends on your arrangements with the nominee that holds your Flowers Industries shares for you.

NO ISSUANCE OF FRACTIONAL SHARES

     No certificates representing fractional interests in shares of Flowers Foods common stock will be issued to Flowers Industries shareholders as part of the spin-off. After the spin-off, when regular trading in Flowers Foods common stock has begun, the distribution agent, First Union National Bank, acting as agent for Flowers Industries shareholders otherwise entitled to receive certificates representing fractional shares of Flowers Foods common stock, will aggregate and sell all fractional shares in the open market at then prevailing market prices and distribute to each Flowers Foods shareholder who is entitled to payment in respect of such fractional shares his or her proportionate interest in the proceeds from the sale of the aggregated fractional shares.


MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     The following discussion summarizes the material United States federal income tax consequences of the distribution to Flowers Industries shareholders of Flowers Foods common stock in the spin-off concurrent with the exchange of shares of Flowers Industries common stock for cash in the merger. We will refer to the spin-off and merger, collectively, as the "transaction." This discussion is based on currently operative provisions of the Internal Revenue Code of 1986, Treasury regulations under the Code and administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Flowers Industries, Flowers Foods or the Flowers Industries shareholders as described herein.

     Flowers Industries shareholders should be aware that this discussion does not address all federal income tax considerations that may be relevant to particular shareholders of Flowers Industries in light of their particular circumstances, such as shareholders who are banks, insurance companies, pension funds, tax-exempt organizations, dealers in securities or foreign currencies, shareholders who are not United States persons, as defined in the Code, shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, shareholders who hold Flowers Industries common stock as part of an integrated investment (including a "straddle") comprised of shares of Flowers Industries common stock and one or more other positions, or shareholders who have previously entered into a constructive sale of Flowers Industries common stock. In addition, the following discussion does not address the tax consequences of the transaction under foreign, state or local tax laws or the tax consequences of transactions effectuated prior or subsequent to or concurrently with the transaction (whether or not such transactions are in connection with the transaction), including, without limitation, transactions in which Flowers Industries common stock is acquired or Flowers Foods common stock is disposed of.

     ACCORDINGLY, FLOWERS INDUSTRIES SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, TO THEM OF THE TRANSACTION IN THEIR PARTICULAR CIRCUMSTANCES.

     For United States federal income tax purposes, the transaction is intended to constitute a single integrated transaction with respect to Flowers Industries and its shareholders in which the spin-off will be treated as a distribution in redemption of outstanding common stock of Flowers Industries in connection with the complete termination of the Flowers Industries shareholders' interest in Flowers Industries. Although Flowers Industries believes that the foregoing description correctly characterizes the transaction for United States federal income tax purposes and, therefore, that the spin-off should qualify under
Section 302(b) of the Code, either because the integrated combination of the spin-off and the merger results in a complete termination of the Flowers Industries shareholders' interests in Flowers Industries or because the spin-off, in conjunction with the merger, is not essentially equivalent to a dividend, there is no specific authority on this point and the issue is not free from doubt.

     Assuming the spin-off qualifies as an exchange within the meaning of
Section 302(b) of the Code and that the shares of Flowers Industries common stock surrendered in the transaction were held as capital assets, then, subject to the assumptions, limitations and qualifications referred to in this information statement, the transaction would result in the following federal income tax consequences:

     - Each holder of Flowers Industries common stock will generally recognize gain, if any, only to the extent of the excess of (i) the sum of the fair market value, on the date of the spin-off, of the Flowers Foods common stock distributed in the spin-off plus the cash proceeds received pursuant to the merger over (ii) the holder's adjusted basis immediately prior to the transaction in the Flowers Industries common stock surrendered. Such gain generally should be capital gain, and generally should be long-term capital gain if the Flowers Industries common stock exchanged in the transaction has been held for more than one year. In the event that a holder's adjusted basis in the Flowers Industries common stock exceeds the sum of the fair market value of the Flowers Foods stock and the amount of cash received by the holder in the transaction, the holder will recognize a loss. Such loss generally should be capital loss, and generally should be long-term capital loss if the Flowers Industries common stock exchanged in the transaction has been held for more than one year.

     - The tax basis of the Flowers Foods common stock received by Flowers Industries shareholders in the transaction will be equal to the fair market value of such stock on the date of the spin-off. One reasonable method of determining this would be to use the weighted average trading price of Flowers Foods common stock on the first full day of trading ending after the spin-off; however, please consult with your own tax advisor with respect to your particular circumstances.

     - The holding period of the Flowers Foods common stock received in the spin-off will commence on the day after the spin-off.


     Receipt of an opinion with respect to tax matters is not a condition to the obligations of the parties to consummate this transaction. In addition, no ruling has been or will be obtained from the Internal Revenue Service in connection with the transaction, and the Internal Revenue Service could challenge the status of the transaction as a single integrated transaction for United States federal income tax purposes. Such a challenge, if successful, could result in Flowers Industries shareholders being treated as receiving a "dividend" distribution of Flowers Foods common stock in respect of their Flowers Industries common stock in the spin-off and as selling, in a separate transaction, their Flowers Industries common stock to Kellogg immediately after the spin-off. The amount treated as distributed in the spin-off would be equal to the fair market value of the Flowers Foods common stock on the date of the spin-off and generally would be (1) treated as a dividend taxable as ordinary income to the Flowers Industries shareholders to the extent of Flowers Industries current or accumulated earnings and profits, (2) to the extent such amount exceeded Flowers Industries earnings and profits, it would be applied to reduce, but not below zero, each Flowers Industries shareholder's adjusted basis in such shareholder's Flowers Industries stock, and (3) would be taxable as capital gain to each Flowers Industries shareholder to the extent the amount treated as received by such shareholder in the spin-off exceeded the amount described in (1) and (2) hereof. Flowers

Industries shareholders would have a basis in the Flowers Foods common stock equal to its fair market value on the date of the spin-off, and the holding period of such stock would commence on the day after the spin-off. Flowers Industries shareholders generally would recognize gain on the sale of their Flowers Industries common stock to Kellogg in the merger in an amount equal to the excess, if any, of the amount of cash received from Kellogg in the merger over their adjusted basis in the Flowers Industries common stock immediately prior to the merger, taking into account the effect of the spin-off of Flowers Foods common stock on such adjusted basis as described above. Such gain generally would be capital gain and generally would be long-term capital gain if the Flowers Industries common stock exchanged in the merger had been held for more than one year. In the event that a holder's adjusted basis in the Flowers Industries common stock, taking into account the effect of the spin-off of Flowers Foods common stock on such adjusted basis as described above, exceeded the amount of cash received from Kellogg in the merger, the holder would recognize a loss. Such loss generally would be a capital loss and generally would be a long-term capital loss if the Flowers Industries common stock exchanged in the merger had been held for more than one year.

     You may be subject to "backup withholding" at a rate of 31% on payments (including the distribution of Flowers Foods common stock) received in connection with the transaction unless you (1) provide a correct taxpayer identification number (which, if you are an individual, is your social security number) and any other required information to the exchange agent, or (2) are a corporation or otherwise qualify under certain exempt categories and, when required, demonstrate this fact, all in accordance with the requirements of the backup withholding rules. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your United States federal income tax liability. You should consult with your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption. You may prevent backup withholding by completing a W-9 or substitute W-9 and submitting it to the exchange agent for the merger when you submit your stock certificate(s) following the effective time of the merger.


     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO FLOWERS INDUSTRIES SHAREHOLDERS. FLOWERS INDUSTRIES SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                   AGREEMENTS BETWEEN FLOWERS INDUSTRIES AND
                     FLOWERS FOODS RELATING TO THE SPIN-OFF

     We have entered into the agreements described in this section with Flowers Industries to facilitate an orderly transition and govern the ongoing relationship between the companies after completion of the spin-off and the merger. The following descriptions include a summary of all material terms of such agreements but are qualified in their entirety by reference to the agreements, which are filed as exhibits to Flowers Foods' registration statement on Form 10 of which this information statement is a part. We urge all shareholders to read these agreements carefully.

DISTRIBUTION AGREEMENT

     Flowers Foods and Flowers Industries have entered into a distribution agreement which, in general, provides that:

     - Flowers Industries will transfer its Flowers Bakeries and Mrs. Smith's Bakeries businesses and certain other corporate assets and liabilities to Flowers Foods;


     - Flowers Industries will distribute all of the outstanding shares of Flowers Foods common stock to its shareholders on a pro-rata basis;



     - following the spin-off, Flowers Foods will indemnify Flowers Industries for the liabilities incurred by Flowers Industries as set forth below; and


     - following the spin-off, Flowers Industries will indemnify Flowers Foods for liabilities incurred by Flowers Foods relating to certain liabilities retained by Flowers Industries.


     TRANSFER OF ASSETS. Under the distribution agreement, Flowers Industries will transfer the Flowers Bakeries and Mrs. Smith's Bakeries businesses and certain other corporate assets to Flowers Foods prior to the spin-off. As a result of these transfers, Flowers Foods will consist of the traditional bakery businesses owned and operated by Flowers Industries.



     ALLOCATION OF LIABILITIES. Flowers Foods' liabilities will consist primarily of:



     - long-term debt of approximately $250.0 million assumed by Flowers Foods;



     - current liabilities associated with the Flowers Bakeries and Mrs. Smith's businesses of approximately $225.0 million; and



     - the indemnification obligations to Flowers Industries and Kellogg as set forth in the distribution agreement and employee benefits agreement discussed below.



     Following the spin-off, Flowers Industries' liabilities will consist of approximately $625.0 million of debt, some or all of which will be paid off at the closing of the Flowers Industries/Kellogg merger. Additional liabilities of Flowers Industries are presently not determinable.


     Following the spin-off, Flowers Industries (which will then be a wholly-owned subsidiary of Kellogg) will generally be responsible for, and has agreed to indemnify Flowers Foods, its affiliates and their respective officers, directors, employees, successors and assigns from and against, the following liabilities whether arising before or after the spin-off:


     - any debt retained by Flowers Industries (except liabilities arising from the decision to pursue the transactions contemplated by the merger agreement and related agreements or the treatment in the transactions of any third party debt); and


     - certain advisory fees payable in connection with the merger and spin-off not to exceed $16.0 million.

     Except for the liabilities retained by Flowers Industries, Flowers Foods will be generally responsible for, and has agreed to indemnify Flowers Industries, its affiliates (including Kellogg) and their respective officers, directors, employees, successors and assigns from and against, all liabilities whether arising before, at or after the spin-off, of or relating to Flowers Industries, Flowers Foods or any subsidiary of Flowers Foods, whether arising from the conduct of or relating to the business of Flowers Foods, discontinued or divested businesses or operations of Flowers Industries or Flowers Foods or otherwise. Included in these liabilities are the following:

     - liabilities (including tax liabilities) of Flowers Industries or any subsidiary to the extent arising from the conduct of, in connection with or relating to, any of Flowers Foods' assets or bakery businesses or the ownership or use thereof or any business or operations which Flowers Industries or Flowers Foods has discontinued or divested prior to the spin-off;

     - any environmental liabilities of or relating to Flowers Industries, Flowers Foods or any business or operations which Flowers Industries or Flowers Foods has discontinued or divested prior to the spin-off;

     - the debt to be assumed by Flowers Foods, which is anticipated to total approximately $250.0 million;

     - advisory fees payable in connection with the merger and spin-off in excess of $16.0 million;

     - litigation matters in which Flowers Industries or its officers, directors or employees are defendants;

     - taxes, as discussed below; and

     - employee benefits related liabilities allocated to Flowers Foods in the employee benefits agreement referred to below.

     In addition, Flowers Foods has agreed to indemnify Kellogg, its affiliates (including Flowers Industries) and their respective directors, officers, employees, controlling persons, agents and representatives and their successors and assigns, from and against all liabilities arising out of, or relating to or resulting from the breach or failure of any representation, warranty, obligation or agreement of Flowers Industries contained in the agreement and plan of restructuring and merger to be true and correct when made or at the closing of the merger.


     TAXES. Flowers Foods will be responsible for filing consolidated federal and consolidated, combined or unitary state tax returns that include Flowers Industries for periods through completion of the spin-off and paying the related taxes to the Internal Revenue Service or other relevant taxing authority. Flowers Industries shall be responsible for filing consolidated federal and consolidated, combined or unitary state tax returns with respect to Flowers Industries for periods following the spin-off and paying the related taxes to the Internal Revenue Service or other relevant taxing authority.

     In addition, the distribution agreement specifies the tax liabilities against which each of Flowers Industries and Flowers Foods will indemnify the other. In general, Flowers Foods will indemnify Flowers Industries against:

     - any tax liabilities attributable to Flowers Industries for periods ending on or prior to the spin-off;

     - any tax liabilities relating to or resulting from the spin-off; and

     - any tax liabilities resulting from the breach by Flowers Foods of its obligations under the distribution agreement.

     In general, Flowers Industries will indemnify Flowers Foods for tax liabilities attributable to Flowers Industries for periods beginning after completion of the spin-off except for any tax liabilities relating to the spin-off or to Flowers Foods and its businesses.

     TRADEMARKS; TRADENAMES. The distribution agreement provides in general that, when the spin-off is completed, Flowers Industries and its affiliates will not use the name "Flowers," marks or names derived therefrom or other specified marks and names.

     CONDITIONS TO THE SPIN-OFF. The spin-off will not occur unless the following conditions are satisfied or waived:

     - effectiveness of Flowers Foods' registration statement on Form 10, of which this information statement is a part;

     - mailing of this information statement to the Flowers Industries shareholders;


     - approval of the Flowers Foods common stock to list on the New York Stock Exchange;


     - effectiveness of our restated articles of incorporation;

     - execution and delivery of the employee benefits agreement referred to below;

     - effectiveness of the contribution of the Flowers Bakeries and Mrs. Smith's Bakeries capital stock to Flowers Foods and the assumption of the liabilities set forth above by Flowers Foods; and

     - the conditions to the Flowers Industries/Kellogg merger shall have been satisfied or waived.

EMPLOYEE BENEFITS AGREEMENT

     Below is a summary of material terms and conditions of the employee benefits agreement entered into between Flowers Industries and Flowers Foods on October 26, 2000.

     Although the employment of all employees at Flowers Industries will be terminated by Flowers Industries at the completion of the spin-off, the employee benefits agreement provides that Flowers Foods will offer employment to all people who were employees of Flowers Industries immediately prior to the spin-off. Flowers Foods will be responsible for all obligations to employees arising out of or related to their employment with Flowers Industries, including as a result of the spin-off and any liabilities arising from an employee's acceptance or rejection of an offer of employment from Flowers Foods.

     Following the completion of the spin-off, Flowers Foods will assume sponsorship of certain employee benefit plans of Flowers Industries. In addition, Flowers Foods will be responsible for any liabilities of Flowers Industries under the three multiemployer pension plans currently covering employees of affiliates of Flowers Industries other than the employees of Keebler and its subsidiaries.


     The agreement provides that all share equivalents held by employees that have been issued under the Flowers Industries 1982 Incentive Stock Option Plan and the Flowers Industries 1989 Executive Stock Incentive Plan, whether vested or non-vested, shall remain outstanding according to their terms and be unaffected by the spin-off. All outstanding share equivalents will be cancelled at or immediately prior to the effective time of the merger and none will be outstanding following the merger. Flowers will pay, for each cancelled share equivalent issued under the 1989 Executive Stock Incentive Plan, an amount determined as set forth in the agreement and plan of restructuring and merger between Flowers Industries and Kellogg and will deduct that amount from the merger consideration to be received by Flowers Industries shareholders.

                                 CAPITALIZATION


     The following table sets forth the consolidated debt and capitalization at October 7, 2000 of Flowers Industries on a historical basis and of Flowers Foods on a pro forma basis to give effect to the spin-off and the merger. You should read this table in conjunction with the information under the heading "Pro Forma Financial Data" and the consolidated financial statements of Flowers Industries and the related notes. You should not construe this pro forma information to be indicative of our capitalization at the time of the spin-off and the merger. This pro forma information also does not project the capitalization for any future period or date.



                                                             OCTOBER 7, 2000
                                                       ---------------------------
                                                          (IN THOUSANDS, EXCEPT
                                                               SHARE DATA)
                                                        FLOWERS
                                                       INDUSTRIES    FLOWERS FOODS
                                                       HISTORICAL      PRO FORMA
                                                       ----------    -------------
Current maturities of long-term debt and capital
  lease obligations..................................  $   58,309      $  7,649
Long-term debt and capital lease obligations.........   1,374,105(1)    203,001
SHAREHOLDERS' EQUITY:
Flowers Industries, Inc. Stock
Preferred stock -- $100 par value, authorized 10,467
  shares and none issued.............................
Preferred stock -- $100 par value, authorized 249,533
  shares and none issued.............................
Common stock -- $0.625 par value, authorized
  350,000,000 shares, 100,527,893 shares issued......      62,830
Treasury Stock.......................................      (8,272)
Stock compensation adjustments.......................     (13,900)
Flowers Foods, Inc. Stock
Preferred stock -- $100 par value, authorized 100,000
  shares and none issued.............................
Preferred stock -- $0.01 par value, authorized
  900,000 shares and none issued.....................
Common Stock -- $0.01 par value, authorized
  100,000,000 shares, 20,105,579 shares issued.......                       201(2)
Capital in excess of par value.......................     289,127       500,926(2)
Retained earnings....................................     215,285       133,577
                                                       ----------      --------
Total capitalization.................................  $1,977,484      $845,354
                                                       ==========      ========


---------------


(1)Includes the long-term debt and capital lease obligations of Keebler.



(2) Gives effect to the issuance of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock.

                                DIVIDEND POLICY

     Our Board of Directors has not yet determined whether to declare and pay dividends on Flowers Foods common stock. The Board will base its decisions on, among other things, general business conditions, our financial results, contractual, legal and regulatory restrictions regarding dividend payments and any other factors the Board may consider relevant.

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth selected historical financial data of Flowers Industries, the predecessor of Flowers Foods. The selected historical financial data as of and for the 52 weeks ended January 1, 2000 and January 2, 1999, the 27 week transition period ended January 3, 1998 and the 52 weeks ended June 28, 1997, June 29, 1996 and July 1, 1995 have been derived from the consolidated financial statements of Flowers Industries, which have been audited by PricewaterhouseCoopers, LLP, independent accountants. The selected historical financial data as of and for the 40 weeks ended October 7, 2000 and October 9, 1999 are derived from the unaudited consolidated financial statements of Flowers Industries, which, in the opinion of management, include all adjustments necessary for a fair presentation. Operating results for the 40 weeks ended October 7, 2000 are not necessarily indicative of the results that may be achieved for the year ending December 30, 2000.



     The selected historical statement of income data set forth below do not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the spin-off and the merger. Before the spin-off, we operated as part of Flowers Industries. Because the data reflect periods during which we did not operate as an independent company, the data may not reflect the results of operations or the financial position that would have resulted if we had operated as a separate, independent company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial position. Such historical data should be read in conjunction with Flowers Industries' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Flowers Industries' consolidated financial statements and the related notes thereto, which are incorporated by reference herein and portions of which have been filed as exhibits to Flowers Foods' registration statement on Form 10, of which this information statement is a part.

                            FLOWERS INDUSTRIES, INC.
                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                 FOR THE 52 WEEKS ENDED           FOR THE 27                 FOR THE 52 WEEKS ENDED
                            ---------------------------------     WEEKS ENDED     --------------------------------------------
                            JANUARY 1, 2000   JANUARY 2, 1999   JANUARY 3, 1998   JUNE 28, 1997   JUNE 29, 1996   JULY 1, 1995
                            ---------------   ---------------   ---------------   -------------   -------------   ------------
STATEMENT OF
  INCOME DATA:
Sales.....................    $4,236,010        $3,765,367         $784,097        $1,437,713      $1,238,564      $1,129,203
Materials, supplies, labor
  and other production
  costs...................     2,001,956         1,702,581          418,926           787,799         674,762         599,416
Selling, marketing and
  administrative
  expenses................     1,845,101         1,633,319          301,426           534,285         461,610         418,082
Depreciation and
  amortization............       144,619           128,765           26,930            45,970          40,848          36,604
Non-recurring charge......        60,355            68,313
Gain on sale of
  distributor notes
  receivable..............                                                            (43,244)
Interest expense..........        82,565            72,840           12,144            25,691          13,004           7,086
Interest income...........        (1,700)           (4,115)            (348)             (582)
Income before income
  taxes, investment in
  unconsolidated
  affiliate, minority
  interest, extraordinary
  loss and cumulative
  effect of changes in
  accounting principles...       103,114           163,664           25,019            87,794          48,340          68,015
Income taxes..............        56,260            74,391            9,632            33,191          18,185          25,714
Income from investment in
  unconsolidated
  affiliate...............                                           18,061             7,721             613
Income before minority
  interest, extraordinary
  loss and cumulative
  effect of changes in
  accounting principles...        46,854            89,273           33,448            62,324          30,768          42,301
Minority interest.........       (39,560)          (43,305)
Income before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles..............         7,294            45,968           33,448            62,324          30,768          42,301
Extraordinary loss due to
  early extinguishment of
  debt....................                            (938)
Cumulative effect of
  changes in accounting
  principles, net of tax
  benefit.................                          (3,131)          (9,888)
Net income................    $    7,294        $   41,899         $ 23,560        $   62,324      $   30,768      $   42,301
Diluted net income per
  common share............    $     0.07        $     0.43         $   0.27        $     0.71      $     0.35      $     0.49
Weighted average shares
  outstanding.............       100,420            96,801           88,773            88,401          86,933          86,229
BALANCE SHEET DATA (AT END
  OF PERIOD):
Total assets..............    $2,900,478        $2,860,900         $898,880        $  898,187      $  849,443      $  655,921
Long-term debt............    $1,208,630        $1,038,998         $276,211        $  275,247      $  274,698      $  120,944
Stockholders' equity......    $  538,754        $  572,961         $348,567        $  340,012      $  305,324      $  303,981

                            FLOWERS INDUSTRIES, INC.


                       SELECTED HISTORICAL FINANCIAL DATA


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                            FOR THE 40 WEEKS ENDED
                                                       ---------------------------------
                                                       OCTOBER 7, 2000   OCTOBER 9, 1999
                                                       ---------------   ---------------
STATEMENT OF
  INCOME DATA:
Sales................................................    $3,317,466        $3,222,157
Materials, supplies, labor and other production
  costs..............................................     1,505,245         1,548,311
Selling, marketing and administrative expenses.......     1,445,318         1,408,420
Depreciation and amortization........................       129,145           107,240
Non-recurring charge (credit)........................        (2,424)           69,208
Insurance proceeds...................................        (4,774)
Interest expense.....................................        89,239            63,595
Interest income......................................        (3,002)           (1,190)
Income before income taxes and minority interest.....       158,719            26,573
Income taxes.........................................        68,115            19,102
Income before minority interest......................        90,604             7,471
Minority interest....................................       (55,359)          (19,473)
Net income (loss)....................................    $   35,245        $  (12,002)
Diluted net income (loss) per common share...........    $     0.35        $    (0.12)
Weighted average shares outstanding..................       100,372           100,388
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets.........................................    $3,134,622        $2,845,579
Long-term debt.......................................    $1,374,105        $1,115,982
Stockholders' equity.................................    $  545,070        $  521,646

                            PRO FORMA FINANCIAL DATA


     The following unaudited pro forma condensed consolidated balance sheet as of October 7, 2000 presents our combined financial position assuming the transactions contemplated by the spin-off and merger had been completed on that date. The following unaudited pro forma condensed consolidated income statement for the 52 weeks ended January 1, 2000 and the 40 weeks ended October 7, 2000 presents our combined results of operations assuming that the transactions contemplated by the spin-off and merger had been completed on January 3, 1999. In the opinion of management, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the transaction contemplated by the spin-off and the merger on the historical financial information of Flowers Industries. The adjustments are described in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Information and are set forth in the "Pro Forma Adjustments" column.



     Following the spin-off, Flowers Foods will consist of the traditional bakery businesses of Flowers Industries. For accounting purposes, we will treat the transactions as a disposition of Keebler. Consequently, the financial statements of Flowers Foods will consist of the historical financial statements of Flowers Industries, with Keebler presented as a discontinued operation. Accordingly, the following unaudited pro forma financial information reflects the exclusion of the assets and liabilities and the results of operations of Keebler from the Flowers Industries consolidated financial statements. The pro forma financial information for the 52 weeks ended January 1, 2000 and the 40 weeks ended October 7, 2000 also reflect the estimated reduction in interest expense and amortization of intangibles that would have occurred had the transactions occurred on January 3, 1999. As described in the notes to the unaudited pro forma financial information, certain costs related to the transaction will be charged to the operations of Flowers Foods. Since these costs will be reimbursed by Kellogg or deducted from the proceeds to Flowers Industries' shareholders, the costs charged to operations will be credited to capital in excess of par value.



     In addition, the unaudited pro forma condensed consolidated statement of income of Flowers Foods for the 52 weeks ended January 2, 1999, the 27-week transition period ended January 3, 1998 and the 52 weeks ended June 28, 1997 is based on the historical consolidated statement of income of Flowers Industries adjusted to reflect the disposition of Keebler. The unaudited pro forma condensed consolidated statement of income for each such period differs from the unaudited pro forma condensed consolidated statement of income for the 52 weeks ended January 1, 2000 and the 40 weeks ended October 7, 2000 in that it does not give effect to the reduction of debt and therefore to the decreased interest expense which will result from the transaction since such interest expense will not be included in discontinued operations.


     Our unaudited pro forma condensed consolidated financial information should be read in conjunction with the selected condensed consolidated historical financial data of Flowers Industries and the related notes. The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and does not reflect the results of operations or financial position of Flowers Foods that would have existed had we operated as a separate, independent company for the periods presented. Actual results may have differed from pro forma results if we had operated independently. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of results we would have had or of our future results after the spin-off and the merger.

                         UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


     The table below shows the unaudited pro forma condensed consolidated balance sheet of Flowers Foods. This balance sheet is based on the historical consolidated balance sheet of Flowers Industries at October 7, 2000 and assumes that the spin-off and the merger had occurred on that date. It is intended to show you what Flowers Foods' business would have looked like had the spin-off and the merger already occurred.


     It is important that you read this unaudited pro forma condensed consolidated balance sheet together with Flowers Industries' consolidated financial statements, which are incorporated by reference herein and have been filed as exhibits to Flowers Foods' registration statement on Form 10, of which this information statement is a part. You should not rely on this balance sheet as being indicative of the financial position of Flowers Foods that would have resulted if the spin-off and the merger had occurred on October 7, 2000.


                                                      OCTOBER 7, 2000
                                              --------------------------------   PRO FORMA ADJUSTMENTS      PRO FORMA
                                                  FLOWERS        KEEBLER FOODS   ----------------------      FLOWERS
                                              INDUSTRIES, INC.    COMPANY(A)       DEBIT        CREDIT     FOODS, INC.
                                              ----------------   -------------   ----------    --------    -----------
ASSETS:
CURRENT ASSETS
Cash and cash equivalents...................     $   23,766       $   20,469                               $    3,297
Accounts receivable.........................        191,140           52,367                                  138,773
Inventories.................................        302,401          184,643                                  117,758
Deferred income taxes.......................         69,289           34,668                                   34,621
Prepaid and other...........................         99,765           38,583                                   61,182
                                                 ----------       ----------                               ----------
                                                    686,361          330,730                                  355,631
Net property plant and equipment............      1,195,007          610,337                                  584,670
Other assets and deferred charges...........      1,253,254          816,001                    272,652(b)    164,601
                                                 ----------       ----------                               ----------
                                                 $3,134,622       $1,757,068                               $1,104,902
                                                 ==========       ==========                               ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES
Current portion of long-term debt and
  capital leases............................     $   58,309       $   50,660                               $    7,649
Accounts payable............................        252,352          146,750                                  105,602
Income taxes................................          1,138            1,138
Facility closing cost and severance.........         17,539           12,232                                    5,307
Other accrued liabilities...................        344,156          237,406                                  106,750
                                                 ----------       ----------                               ----------
                                                    673,494          448,186                                  225,308
Long-term debt and capital leases...........      1,374,105          546,104        625,000(c)                203,001
OTHER LONG-TERM LIABILITIES
Deferred income taxes.......................        158,456          127,544          8,197(b)                 22,715
Postretirement/postemployment obligations...         64,038           63,546                                      492
Facility closing cost and severance.........         22,204            7,397                                   14,807
Other.......................................         60,772           46,710         10,187(d)                  3,875
Minority interest...........................        236,483                         236,483(b)

STOCKHOLDERS' EQUITY
Common stock................................         62,830                             283(f)                    201
                                                                                     62,346(f)
Capital in excess of par value..............        289,127          517,581         27,972(b)  625,000(c)    500,926
                                                                                      1,303(f)   24,809(d)
                                                                                                 46,500(e)
                                                                                                 62,346(f)
Retained earnings...........................        215,285                          28,522(d)                133,577
                                                                                     46,500(e)
                                                                                      6,686(f)
Less: treasury stock........................         (8,272)                                      8,272(f)
Stock compensation adjustments..............        (13,900)                                     13,900(d)
                                                 ----------       ----------                               ----------
                                                    545,070          517,581                                  634,704
                                                 ----------       ----------                               ----------
                                                 $3,134,622       $1,757,068                               $1,104,902
                                                 ==========       ==========                               ==========


The notes to this Unaudited Pro Forma Condensed Consolidated Balance Sheet are an integral part of the pro forma financial information presented.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The table below shows the unaudited pro forma condensed consolidated statement of income of Flowers Foods for the 52 weeks ended January 1, 2000 and the 40 weeks ended October 7, 2000. This statement of income is based on the historical consolidated statement of income of Flowers Industries and assumes that the spin-off and the merger occurred at the beginning of the respective periods. It is intended to show you what Flowers Foods' business would have looked like had the spin-off and the merger already occurred. Weighted average shares outstanding used to calculate diluted net income or loss from continuing operations per common share included in the unaudited pro forma condensed consolidated statement of income gives effect to the issuance of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock outstanding. Flowers Industries' historical weighted average shares outstanding for the respective periods have been adjusted accordingly.



     It is important that you read this unaudited pro forma condensed consolidated statement of income together with Flowers Industries' consolidated financial statements, which are incorporated by reference herein and have been filed as exhibits to Flowers Foods' registration statement on Form 10, of which this information statement is a part. You should not rely on this statement of income as being indicative of the historical results that Flowers Foods would have experienced if the spin-off and the merger had already occurred, or the results that Flowers Foods will experience after the spin-off and the merger.



                                                 52 WEEKS ENDED JANUARY 1, 2000
                           --------------------------------------------------------------------------
                                                  KEEBLER     PRO FORMA ADJUSTMENTS        PRO FORMA
                               FLOWERS             FOODS      ----------------------        FLOWERS
                           INDUSTRIES, INC.      COMPANY(G)    DEBIT         CREDIT       FOODS, INC.
                           ----------------      ----------   --------      --------      -----------
Sales....................     $4,236,010         $2,667,771                               $1,568,239
Materials, supplies,
  labor and other
  production costs.......      2,001,956          1,118,074                                  883,882
Selling, marketing and
  administrative
  expenses...............      1,845,101          1,201,669                                  643,432
Depreciation and
  amortization...........        144,619             84,125                 $  6,604(h)       53,890
Non-recurring charge
  (credit)...............         60,355             66,349                                   (5,994)
                              ----------         ----------                               ----------
Income (loss) from
  operations.............        183,979            197,554                                   (6,971)
Interest expense.........         82,565             37,874                   39,335(i)        5,356
Interest income..........         (1,700)            (1,700)
                              ----------         ----------                               ----------
Interest expense, net....         80,865             36,174                                    5,356
                              ----------         ----------                               ----------
Income (loss) before
  income taxes and
  minority interest......        103,114            161,380                                  (12,327)
Income taxes.............         56,260             73,175   $ 13,765(j)                     (3,150)
                              ----------         ----------                               ----------
Income (loss) before
  minority interest......         46,854             88,205                                   (9,177)
Minority interest........        (39,560)           (39,560)
                              ----------         ----------                               ----------
Net income (loss) from
  continuing
  operations.............     $    7,294         $   48,645                               $   (9,177)
                              ==========         ==========                               ==========
Diluted net income (loss)
  from continuing
  operations per common
  share..................     $     0.36                                                  $    (0.46)
                              ==========                                                  ==========
Weighted average shares
  outstanding............         20,084                                                      20,084


The notes to this Unaudited Pro Forma Condensed Consolidated Statement of Income are an integral part of the pro forma financial information presented.

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                            OF INCOME -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     40 WEEKS ENDED OCTOBER 7, 2000
                          -------------------------------------------------------------------------------------
                                                 KEEBLER         PRO FORMA ADJUSTMENTS               PRO FORMA
                              FLOWERS             FOODS      -----------------------------            FLOWERS
                          INDUSTRIES, INC.      COMPANY(G)     DEBIT              CREDIT            FOODS, INC.
                          ----------------      ----------   ---------          ----------          -----------
Sales...................     $3,317,466         $2,111,635                                          $1,205,831
Materials, supplies,
  labor and other
  production costs......      1,505,245           842,207                                              663,038
Selling, marketing and
  administrative
  expenses..............      1,445,318           961,009                                              484,309
Depreciation and
  amortization..........        129,145            72,547                        $  5,307(h)            51,291
Proceeds from insurance
  claims................         (4,774)                                                                (4,774)
Non-recurring charge
  credit................         (2,424)             (996)                                              (1,428)
                             ----------         ----------                                          ----------
Income from
  operations............        244,956           236,868                                               13,395
Interest expense........         89,239            37,189                          37,796(i)            14,254
Interest income.........         (3,002)           (3,002)
                             ----------         ----------                                          ----------
Interest expense, net...         86,237            34,187                                               14,254
                             ----------         ----------                                          ----------
Income (loss) before
  income taxes and
  minority interest.....        158,719           202,681                                                 (859)
Income taxes............         68,115            80,767    $ 12,462(j)                                  (190)
                             ----------         ----------                                          ----------
Income (loss) before
  minority interest.....         90,604           121,914                                                 (669)
Minority interest.......        (55,359)          (55,359)
                             ----------         ----------                                          ----------
Net income (loss) from
  continuing
  operations............     $   35,245         $  66,555                                           $     (669)
                             ==========         ==========                                          ==========
Diluted net income
  (loss) from continuing
  operations per common
  share.................     $     1.76                                                             $    (0.03)
                             ==========                                                             ==========
Weighted average shares
  outstanding...........         20,074                                                                 20,074


The notes to this Unaudited Pro Forma Condensed Consolidated Statement of Income are an integral part of the pro forma financial information presented.

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                            OF INCOME -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The table below shows the unaudited pro forma condensed consolidated statement of income of Flowers Foods for the 52 weeks ended January 2, 1999, the 27 week transition period ended January 3, 1998 and the 52 weeks ended June 28, 1997. This statement of income is based on the historical consolidated statement of income of Flowers Industries adjusted to reflect the disposition of Keebler, which will be accounted for as a discontinued operation. It assumes Keebler is accounted for as a discontinued operation from June 30, 1996. This unaudited pro forma condensed consolidated statement of income also differs from the unaudited pro forma condensed consolidated statement of income on the preceding pages in that it does not give effect to the reduction of debt and accordingly to the decreased interest expense, which will result from the transaction since such interest expense will not be included in discontinued operations. Weighted average shares outstanding used to calculate diluted net income or loss from continuing operations per common share included in this unaudited pro forma condensed consolidated statement of income gives effect to the issuance of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock outstanding. Flowers Industries' historical weighted average shares outstanding for the respective periods have been adjusted accordingly.



     It is important that you read this pro forma condensed consolidated statement of income together with Flowers Industries' consolidated financial statements, which have been filed as exhibits to Flowers Foods' registration statement on Form 10, of which this information statement is a part. You should not rely on this statement of income as being indicative of the historical results that would actually have resulted for Flowers Foods had the spin-off and the merger occurred at the beginning of the respective periods.

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                            OF INCOME -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                 52 WEEKS ENDED JANUARY 2, 1999
                              ---------------------------------------------------------------------
                                                                        PRO FORMA
                                                                       ADJUSTMENTS       PRO FORMA
                                  FLOWERS            KEEBLER        -----------------     FLOWERS
                              INDUSTRIES, INC.   FOODS COMPANY(G)   DEBIT     CREDIT    FOODS, INC.
                              ----------------   ----------------   ------   --------   -----------
Sales.......................     $3,765,367         $2,226,480                          $1,538,887
Materials, supplies, labor
  and other production
  costs.....................      1,702,581            907,497                             795,084
Selling, marketing and
  administrative expenses...      1,633,319          1,049,967                             583,352
Depreciation and
  amortization..............        128,765             69,125                $6,096(h)     53,544
Non-recurring charge........         68,313              3,852                              64,461
                                 ----------         ----------                          ----------
Income from operations......        232,389            196,039                              42,446
Interest expense............         72,840             30,263                              42,577
Interest income.............         (4,115)            (3,763)                               (352)
                                 ----------         ----------                          ----------
Interest expense, net.......         68,725             26,500                              42,225
                                 ----------         ----------                          ----------
Income before income taxes,
  minority interest,
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles................        163,664            169,539                                 221
Income taxes................         74,391             72,962                               1,429
                                 ----------         ----------                          ----------
Income (loss) before
  minority interest.........         89,273             96,577                              (1,208)
Minority interest...........        (43,305)           (43,305)
                                 ----------         ----------                          ----------
Income (loss) before
  extraordinary loss and
  cumulative effect of
  changes in accounting
  principles................         45,968             53,272                              (1,208)
Extraordinary loss due to
  early extinguishment of
  debt, net of tax..........           (938)              (938)
Cumulative effect of changes
  in accounting principles,
  net of tax................         (3,131)                                                (3,131)
                                 ----------         ----------                          ----------
Net income (loss) from
  continuing operations.....     $   41,899         $   52,334                          $   (4,339)
                                 ==========         ==========                          ==========
Diluted net income (loss)
  from continuing operations
  per share.................     $     2.16                                             $    (0.22)
                                 ==========                                             ==========
Weighted average shares
  outstanding...............         19,360                                                 19,360


The notes to this Unaudited Pro Forma Condensed Consolidated Statement of Income are an integral part of the pro forma financial information presented.

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                            OF INCOME -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  27 WEEKS ENDED JANUARY 3, 1998
                                        --------------------------------------------------
                                                               PRO FORMA
                                                              ADJUSTMENTS
                                            FLOWERS        -----------------     FLOWERS
                                        INDUSTRIES, INC.    DEBIT     CREDIT   FOODS, INC.
                                        ----------------   -------    ------   -----------
Sales.................................      $784,097                            $784,097
Materials, supplies, labor and other
  production costs....................       418,926                             418,926
Selling, marketing and administrative
  expenses............................       301,426                             301,426
Depreciation and amortization.........        26,930                              26,930
                                            --------                            --------
Income from operations................        36,815                              36,815
Interest expense......................        12,144                              12,144
Interest income.......................          (348)                               (348)
                                            --------                            --------
Interest expense, net.................        11,796                              11,796
                                            --------                            --------
Income before income taxes, income
  from investment in unconsolidated
  affiliate and cumulative effect of
  changes in accounting principles....        25,019                              25,019
Income taxes..........................         9,632                               9,632
Income from investment in
  unconsolidated affiliate............        18,061       $18,061(k)
                                            --------
Income before cumulative effect of
  changes in accounting principles....        33,448                              15,387
Cumulative effect of changes in
  accounting principles, net of tax...        (9,888)                             (9,888)
                                            --------                            --------
Net income from continuing
  operations..........................      $ 23,560                            $  5,499
                                            ========                            ========
Diluted net income from continuing
  operations per share................      $   1.33                            $   0.31
                                            ========                            ========
Weighted average shares outstanding...        17,755                              17,755


The notes to this Unaudited Pro Forma Condensed Consolidated Statement of Income are an integral part of the pro forma financial information presented.

              UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                            OF INCOME -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  52 WEEKS ENDED JUNE 28, 1997
                                        ------------------------------------------------
                                                              PRO FORMA
                                                             ADJUSTMENTS
                                            FLOWERS        ---------------     FLOWERS
                                        INDUSTRIES, INC.   DEBIT    CREDIT   FOODS, INC.
                                        ----------------   ------   ------   -----------
Sales.................................     $1,437,713                        $1,437,713
Materials, supplies, labor and other
  production costs....................        787,799                           787,799
Selling, marketing and administrative
  expenses............................        534,285                           534,285
Depreciation and amortization.........         45,970                            45,970
                                           ----------                        ----------
Income from operations................         69,659                            69,659
Interest expense......................         25,691                            25,691
Interest income.......................           (582)                             (582)
                                           ----------                        ----------
Net interest expense..................         25,109                            25,109
                                           ----------                        ----------
Gain on sale of distributor notes.....         43,244                            43,244
                                           ----------                        ----------
Income before income taxes and income
  from investment in unconsolidated
  affiliate...........................         87,794                            87,794
Income taxes..........................         33,191                            33,191
Income from investment in
  unconsolidated affiliate............          7,721      $7,721(k)
                                           ----------                        ----------
Net income from continuing
  operations..........................     $   62,324                        $   54,603
                                           ==========                        ==========
Diluted net income from continuing
  operations per share................     $     3.53                        $     3.09
                                           ==========                        ==========
Weighted average shares outstanding...         17,680                            17,680


The notes to this Unaudited Pro Forma Condensed Consolidated Statement of Income are an integral part of the pro forma financial information presented.

          NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE
                         SHEET AND STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(a) Reflects the separation of the assets and liabilities of Keebler that are included in Flowers Industries' consolidated balance sheet as of October 7, 2000. Amounts have been derived from the Keebler unaudited interim financial statements as of October 7, 2000 filed with the Securities and Exchange Commission on Form 10-Q on November 21, 2000 and incorporated herein by reference and Flowers Industries' unaudited interim financial statements as of October 7, 2000 filed as an exhibit to Flowers Foods' registration statement on Form 10, of which this information statement is a part.

(b) Reflects the elimination of (i) cost in excess of Keebler net tangible assets acquired, (ii) Flowers Industries' minority interest in Keebler and
    (iii) deferred taxes provided on (a) unremitted earnings prior to consolidation by Flowers Industries and (b) Keebler stock transactions, as follows:

                                                           DR/(CR)
                                                          ---------
Goodwill and other intangible assets....................  $(272,652)
Minority interest.......................................    236,483
Deferred taxes..........................................      8,197
                                                          ---------
Capital in excess of par value..........................  $  27,972
                                                          =========

(c) Reflects the elimination of $625.0 million of debt to be retained by Flowers Industries as follows:

                                                           DR/(CR)
                                                          ---------
Long-term debt..........................................  $ 625,000
                                                          ---------
Capital in excess of par value..........................  $(625,000)
                                                          ---------

     At the effective date of the spin-off and merger, Flowers Foods' liabilities will include approximately $250.0 million of debt. In order to achieve this debt level, we estimate that Flowers Industries will retain approximately $625.0 million of debt.

(d) In connection with the spin-off and merger, various separation agreements and other employee costs will be incurred by Flowers Industries. These costs will reduce the proceeds received by Flowers Industries shareholders. The estimated payments expected to be made are as follows:


Separation agreements.....................................  $13,583
Other contractual payments under benefit programs.........   28,919*
                                                            -------
          Total estimated cash payments...................  $42,502
                                                            =======

---------------


  * Based on an estimated Flowers Industries stock price of $16.6875 per share.

     Of the total estimated cash payments, $10.2 million is already accrued in Flowers Industries' liabilities and $3.8 million reflects equity compensation in the form of value of stock options which has no effect on the results of operations, as follows:

Total estimated cash payments............................  $ 42,502
Amount accrued...........................................   (10,187)
Equity compensation......................................    (3,793)
                                                           --------
                                                           $ 28,522**
                                                           ========

---------------

     ** The $28.5 million will be charged to income from continuing operations in the Flowers Foods statement of income when a measurement date is reached under discontinued operations accounting.

     Accordingly, $28.5 million is reflected as a decrease in retained earnings in the unaudited pro forma condensed consolidated balance sheet. The $28.5 million is not reflected in the unaudited pro forma condensed consolidated statement of income because it is of a non-recurring nature. The pro forma entry is outlined as follows:

                                                           DR/(CR)
                                                           --------
Decrease in retained earnings............................  $ 28,522
Decrease in other liabilities............................    10,187
Stock compensation adjustments...........................   (13,900)
                                                           --------
Net increase in capital in excess of par value...........  $(24,809)
                                                           ========

     Stock compensation adjustments represent the termination of the 1989 Flowers Industries Executive Stock Incentive Plan as follows:


Reversal of notes receivable to capital in excess of par
  value...................................................  $10,102
Accelerated vesting of restricted stock awards............    3,798+
                                                            -------
                                                            $13,900
                                                            =======

---------------

     + Accelerated vesting of restricted stock awards is included in the $28.5 million decrease in retained earnings.

(e) In connection with the spin-off and merger, various transaction and other costs of approximately $41.0 million will be incurred by Flowers Industries and approximately $10.0 million by Keebler. Of the $41.0 million incurred by Flowers Industries, $16.0 million will be borne by Kellogg and the balance will reduce the proceeds received by Flowers Industries' shareholders. Estimated costs reflected on the unaudited pro forma condensed consolidated balance sheet are outlined as follows:


Investment banking fees...................................  $32,000
Legal and accounting......................................    5,000
Debt prepayment penalty...................................    4,000
55% of Keebler transaction fees*..........................    5,500
                                                            -------
                                                            $46,500
                                                            =======

     This $46.5 million will be included in discontinued operations when a measurement date is reached.
---------------

     * Represents the year to date weighted average ownership interest of Flowers Industries in Keebler

(f) Represents adjustments necessary to par value of common stock and capital in excess of par value to (i) reflect the retirement of Flowers Industries treasury stock upon completion of the merger and (ii) gives effect to the issuance of one share of Flowers Foods common stock for every five shares of Flowers Industries common stock outstanding by adjusting Flowers Industries $0.625 par value common stock to newly issued Flowers Foods $0.01 par value common stock as follows:


                                                            DR/(CR)
                                                            --------
(i)   Retained earnings...................................  $  6,686
      Capital in excess of par value......................     1,303
      Common stock........................................       283
                                                            --------
      Treasury stock......................................  $ (8,272)
                                                            ========

(ii)  Common stock........................................  $ 62,346
                                                            --------
      Capital in excess of par value......................  $(62,346)
                                                            --------


(g) Represents the exclusion of the results of operations of Keebler that are included in Flowers Industries' consolidated statements of income for the periods presented.


(h) Reflects the change in amortization expense resulting from the elimination of intangible assets related to the acquisition of Keebler. As a result of Flowers Industries' acquisition of Keebler, Flowers Industries recorded cost in excess of net tangible assets of approximately $272.7 million which was being amortized over 40 years.

(i) Reflects the change in interest expense resulting from the elimination of $625.0 million of debt as described in (c) above. The change in interest expense for the respective periods is based on the average debt outstanding after reflecting the reduction of $625.0 million, using interest rates in effect during the applicable periods.


     Flowers Industries anticipates that Flowers Foods will assume all of Flowers Industries' rights and obligations under the Indenture, dated as of April 27, 1998, relating to its $200 million 7.15% Debentures due 2028, or the Debentures, through the execution of a supplemental indenture. In the event that a supplemental indenture is not executed prior to the closing of the merger, the Debentures will remain obligations of Flowers Industries, not Flowers Foods, and Flowers Foods anticipates that it will assume certain other debts amounting to approximately $200 million which it would otherwise not assume, such that the cash payable to Flowers Industries shareholders as a result of the merger would not change. Flowers Foods would incur additional interest expense of approximately $1.4 million per year, on a pro forma basis as a result of this debt assumption. The aggregate principal amount of debt to be retained by Flowers Industries would not change. See note (c).

     A 1/8% change in the interest rates used to calculate the change in interest expense in the respective pro forma condensed consolidated statements of income would yield the following pro forma net loss from continuing operations:



                                       INCREASE 1/8%    DECREASE 1/8%
                                       --------------   --------------
52 weeks ended January 1, 2000.......     $(9,270)         $(9,084)
40 weeks ended October 7, 2000.......     $(1,270)         $   (68)


(j) Represents the tax effect of the adjustments in (g), (h) and (i).


(k) Represents elimination of the results of operations of Keebler included in the consolidated statements of income prior to acquisition by Flowers Industries of a controlling ownership interest in Keebler, which occurred on February 3, 1998.

                                    BUSINESS

OUR COMPANY


     Flowers Foods is one of the largest producers and marketers of frozen and non-frozen bakery and dessert products in the United States. Flowers Foods consists of the following businesses:


     - Flowers Bakeries; and

     - Mrs. Smith's Bakeries.

     Our core strategy is to be the country's leading producer and marketer of a full line of frozen and non-frozen bakery and dessert products serving all categories of customers through all channels of distribution. Our strategy focuses on responding to current market trends for our products and changing consumer preferences, which increasingly favor purchases of ready-made convenience food products as opposed to traditional foods to be prepared at home. To assist in accomplishing our core strategy, we have aggressively invested capital to modernize and expand our production and distribution capacity and have expanded a nationally branded business which complements our traditional strengths. We have established a presence in all distribution channels where bakery and dessert products are sold, including traditional supermarkets and their in-store deli/bakeries, foodservice distributors, convenience stores, mass merchandisers, club stores, wholesalers, restaurants, fast food outlets, schools, hospitals and vending machines.

     Our Flowers Bakeries business focuses on the production and marketing of bakery products to customers in the super-regional 16 state area in and surrounding the southeastern United States. We have devoted significant resources to modernizing production facilities, improving our distribution capabilities and enhancing our information technology. We have acquired numerous local bakery operations which are generally within or contiguous to our existing region and which can be served with our extensive direct store door delivery system. Our strategy is to continue to better serve new and existing customers, principally by using information technology to enhance the productivity and efficiency of our production facilities and by extending our direct store door delivery system. This system utilizes approximately 3,300 independent distributors who own the right to sell our bakery products within their respective territories.

     Our Mrs. Smith's Bakeries business produces and markets frozen desserts as well as bread, rolls and buns for sale to retail and foodservice customers. Traditionally, retail frozen pie sales are heavily concentrated in the year-end holiday season. In an effort to enhance sales outside of the holiday season, we launched "Operation 365," a strategy aimed at significantly expanding non-seasonal sales in the frozen dessert product line by extending the well-recognized Mrs. Smith's brand name to existing and related retail and foodservice products. Examples of significant retail product line extensions include Mrs. Smith's Restaurant Classics and Mrs. Smith's Cookies and Cream frozen pies, while the Grand Finales frozen pie product line was introduced in the foodservice channel.

     We have a leading presence in each of the major product categories in which we compete. Our Flowers Bakeries brands rank first in branded sales measured in dollars and units in the 22 major metropolitan markets we serve. Our Mrs. Smith's Bakeries business is one of the leading frozen dessert producers and marketers in the United States, and our Mrs. Smith's pies are the leading national brand of frozen pies sold at retail. Our major branded products include, among others, the following:


          FLOWERS BAKERIES                          MRS. SMITH'S BAKERIES
          ----------------                          ---------------------
               Flowers                                  Mrs. Smith's
            Nature's Own                               Mrs. Freshley's
          Cobblestone Mill                              Oregon Farms
              BlueBird                                 European Bakers
             ButterKrust                                  Stilwell
     REGIONAL FRANCHISED BRANDS:                      Our Special Touch
               Sunbeam                                 Danish Kitchen
             Roman Meal                                 Pour a Quiche
           Evangeline Maid                              Grand Finales
                Bunny                                     Pet-Ritz
                                                      Oronoque Orchard



     We are committed to producing high quality products at the lowest price in all of our operations, and we have made significant capital investments in recent years to modernize, automate and expand our production and distribution capabilities and enhance our information technology. Capital spending has been primarily directed toward expanding and modernizing existing production facilities. The most recent production facility expenditure in our Flowers Bakeries business was the installation of a fully automated wrapping system for three production lines in a new 6,000 square foot facility at our Goldsboro, North Carolina facility. Production capabilities at our Mrs. Smith's Bakeries business were significantly realigned at an approximate cost of $230.0 million. This realignment included the relocation and upgrading of 25 production lines at seven of our 10 operating facilities, which offers us significantly more capacity at fewer locations. We believe these facilities will give us the ability to exploit many opportunities in the foodservice segment as well as continue our growth in the retail market.


     In order to provide prompt and responsive service to customers, we tailor our distribution systems to the marketing and production aspects of our major product lines. Flowers Bakeries distributes its baked foods through an extensive direct store door delivery system of approximately 3,300 independent distributors who, as owners of their territories, are motivated to maintain and build retail brand shelf space and to monitor product freshness, which is essential in the marketing of short shelf life products such as fresh bread, rolls and buns. Mrs. Smith's Bakeries frozen foods are distributed through our two strategically-located frozen distribution facilities, as well as through additional commercial frozen warehouse space throughout the United States, in order to accommodate demands in the retail channel for seasonal products and to provide staging to expedite distribution throughout the year.

INDUSTRY OVERVIEW


     The United States food industry is comprised of a number of distinct product lines and distribution channels for frozen and non-frozen bakery products and desserts. Changes in consumer preferences have shifted food purchases away from the traditional grocery store aisles for home preparation and consumption and toward home meal replacement purchases, either in supermarket in-store deli/bakeries or in non-supermarket channels, such as mass merchandisers, convenience stores, club stores, restaurants and other convenience channels. Non-supermarket channels of distribution are extremely important throughout the food industry.


     NON-FROZEN AND FROZEN BAKERY PRODUCTS


     Retail sales of bakery products continue to experience modest growth, with expansion within the category occurring in a variety of premium and specialty breads. However, foodservice sales of bakery products continue to grow at a rate faster than retail sales as consumers who demand convenience increasingly are purchasing food products from non-retail distribution channels. In addition to Flowers Foods, several large baking and diversified food companies market bakery products in the United States. Competitors in this category include Interstate, Earthgrains, Bestfoods and Pepperidge Farm. There are also a number of smaller, regional companies. We believe that the larger companies enjoy several competitive advantages over smaller operations due principally to economies of scale in areas such as information technology, purchasing, production, advertising, marketing and distribution, as well as through greater brand awareness.


     A significant trend in the baking industry over the last several years has been the consolidation of smaller bakeries into larger baking businesses. Consolidation continues to be driven by factors such as capital constraints on smaller companies that limit their ability to avoid technological obsolescence, to increase productivity or to develop new products, generational changes at family-owned businesses, and the need to serve the consolidated retail customers and the foodservice channel. We believe that the consolidation trend in the baking, food retailing and foodservice industries will continue to present opportunities for strategic acquisitions that complement our existing businesses and that extend our super-regional presence.

     FROZEN DESSERT PRODUCTS

     Sales of frozen desserts to foodservice institutions and other distribution channels, including restaurants and in-store bakeries have grown at a rate faster than sales to retail channels. We are a preferred supplier of frozen dessert products to the leading foodservice distributors in the United States. While retail sales of frozen desserts have experienced declining sales, Mrs. Smith's remains the leading brand in the frozen pie category. Primary competitors in the frozen dessert market include Sara Lee, Pepperidge Farm, Edwards and Pillsbury. We believe the increase in foodservice sales in the frozen dessert industry will provide us with additional revenue opportunities.

STRATEGY

     Our core strategy is to be the country's leading producer and marketer of a full line of frozen and non-frozen bakery and dessert products serving all categories of customers through all channels of distribution. Our Flowers Bakeries and Mrs. Smith's Bakeries businesses each develop strategies based on the production, distribution and marketing requirements of their particular food categories. We employ the following five overall strategies:

     - STRONG BRAND RECOGNITION. We intend to capitalize on the success of our well-recognized brand names, which communicate product consistency and quality, by extending those brand names to additional products and channels of distribution. Many of our brands, including Nature's Own bread and Mrs. Smith's retail frozen baked pies are the top-selling brands in their categories.

     - EFFICIENT PRODUCTION AND DISTRIBUTION FACILITIES. We intend to maintain a continuing level of capital improvements that, while substantially lower than our level of capital improvements in recent years, will permit us to fulfill our commitment to remaining among the most modern and efficient frozen and non-frozen bakery and dessert producers in the United States.

     - CUSTOMER SERVICE-ORIENTED DISTRIBUTION. We intend to expand and refine our distribution systems to respond quickly and efficiently to changing customer service needs, consumer preferences and seasonal demands. We have distribution systems that are tailored to the nature of each of our food product categories and are designed to provide the highest levels of service to our retail and foodservice customers. We have developed a direct store door delivery network of approximately 3,300 independent distributors for our Flowers Bakeries bakery products. Our Mrs. Smith's Bakeries business utilizes a network of strategically located storage and distribution facilities for our frozen bakery and dessert products and a centralized distribution facility for our snack cake products.

     - BROAD RANGE OF PRODUCTS SOLD THROUGH MULTIPLE DISTRIBUTION
       CHANNELS. Recognizing that consumers are increasingly seeking home meal replacements and other convenience food products, we intend to continue to emphasize expansion of our product lines and distribution channels to meet those preferences. Our product lines now include virtually every category of fresh and frozen bakery and dessert products. These products generally can be found in traditional supermarkets and their in-store deli/bakeries, convenience stores, mass merchandisers, club stores, wholesalers, restaurants, fast food outlets, schools, hospitals and vending machines.

     - STRATEGIC ACQUISITIONS. We have consistently pursued growth in sales, geographic markets and products through strategic acquisitions. We intend to pursue growth through strategic acquisitions and investments that will complement and expand our existing markets, product lines and product categories.

PRODUCTS

     We produce packaged bakery, frozen dessert and frozen bakery products.

     FLOWERS BAKERIES


     We market our packaged bakery products in the super-regional 16 state area in and surrounding the southeastern United States under numerous brand names, including Nature's Own and Cobblestone Mill. We also market fresh bread under regional franchised brands such as Sunbeam, Roman Meal, Evangeline Maid and Bunny trademarks. Nature's Own is the best selling brand by volume of soft variety bread in the United States, despite being marketed solely in the super-regional 16 state area in and surrounding the southeastern United States. Pastries, doughnuts, bakery snacks, cakes and english muffins are sold through our direct store door distribution system primarily under the BlueBird brand, as well as under the ButterKrust, Sunbeam, and Holsum trademarks. Our branded products account for approximately 65% of sales by Flowers Bakeries.

     In addition to our branded products, we also produce and distribute packaged bakery products under private labels for such retailers as Winn-Dixie and Kroger. While private label products carry lower margins than our branded products, we use our private label offerings to expand our total shelf space and to effectively utilize production and distribution capacity.

     We utilize our direct store door distribution system to supply foodservice companies, including Burger King, Krystal, Arby's, Hardees, Whataburger and Outback Steakhouse, with bakery products. In addition, we supply frozen bakery products to Wendy's.

     MRS. SMITH'S BAKERIES


     Mrs. Smith's frozen desserts are marketed throughout the United States, and our frozen pies were the number one retail frozen pie brand in the United States for 2000.


     Mrs. Smith's frozen desserts are sold at retail under the Mrs. Smith's, Pet-Ritz, Oregon Farms and Oronoque Orchard brand names. Frozen desserts in the foodservice channel are sold under the Grand Finales brand and under private labels for foodservice customers, such as Sysco.

     We produce and distribute frozen bakery products such as bread, rolls and buns for sale to foodservice customers. We also produce packaged bakery products for distribution by Flowers Bakeries direct store door distribution network under the BlueBird brand. In addition, we produce packaged bakery products under the Mrs. Freshley's brand for sale to the vending channel and under various private labels for sale through the retail channel.

PRODUCTION AND DISTRIBUTION


     We design our production facilities and distribution systems to meet the marketing and production demands of our major product lines. Through a significant program of capital improvements and careful planning of plant locations, which, among other things, allows us to establish reciprocal baking, or product transfer arrangements among our bakeries, we seek to remain a low cost producer and marketer of a full line of frozen and non-frozen bakery and dessert products on a national and super-regional basis. In addition to the independent distributor system for our fresh baked products, we also use both owned and public warehouses and distribution centers in central locations for the distribution of certain of our Mrs. Smith's products.


     FLOWERS BAKERIES


     We operate 27 packaged bakery product facilities in 10 states. We have invested approximately $130.0 million over the past three years, primarily to build new state-of-the-art baking facilities and to significantly upgrade existing facilities. During this period, we also added 13 new highly-automated production lines in eight of our facilities, and a fully automated wrapping system for three production lines was installed in our new 6,000 square foot facility in Goldsboro, North Carolina. We believe that these investments will make us the most efficient major producer of packaged bakery products in the United States. We believe that our capital investment yields long-term benefits in the form of more consistent product quality, highly sanitary processes, and greater production volume at a lower cost per unit. While our major capital improvement program is largely complete, we intend to continue to invest in our production facilities and equipment to maintain high levels of efficiency.

     Distribution of packaged bakery products involves determining appropriate order levels, delivering the product from the plant to the independent distributor for direct store door delivery to the customer, stocking the product on the shelves, visiting the customer daily to ensure that inventory levels remain adequate, and removing stale goods. We utilize a network of approximately 3,300 independent distributors who own the rights to distribute our packaged bakery products in their geographic territory. Distributor purchase arrangements generally are made directly with a financial institution, and, pursuant to an agreement, we manage and service these arrangements.

     The distributors lease hand-held computers from us, which contain our proprietary software. The software permits distributors to track and communicate inventory data to the production facilities and to calculate recommended order levels based on historical sales data and recent trends. These orders are electronically transmitted to the appropriate production facility on a nightly basis. This system, which we believe is more sophisticated than comparable tracking programs currently used in the industry, is designed to ensure that adequate product, and the right mix of products, are available to meet the retail and foodservice customers' immediate needs. We believe our system minimizes returns of unsold goods. In addition to the hand-held distributor units, our main computer system permits tracking of sales, product returns and profitability by customer location, plant, day and other bases. Managers receive sales and profitability reports on a weekly basis, allowing prompt operational adjustments when appropriate.

     We believe the independent distributor system is unique in the industry as to its size, with approximately 3,300 distributors, and with respect to its geographic coverage. The program is designed to provide retail customers with superior service because distributors, highly motivated by route ownership, strive to increase sales by maximizing service. In turn, distributors have the opportunity to benefit directly from the enhanced value of their routes resulting from higher sales volume.

     MRS. SMITH'S BAKERIES

     We operate 10 production facilities with 43 production lines for our frozen desserts, frozen bakery products and packaged bakery products. We significantly realigned our production capabilities over the last three years, spending approximately $230.0 million. This realignment included the relocation and upgrading of 25 production lines at seven of our 10 operating facilities, which offers us significantly more capacity at fewer locations. We believe product realignment will give us the ability to exploit many opportunities in the retail and foodservice channels.

     Our distribution facilities are strategically located near our production facilities to simplify distribution logistics. Our plant in Stilwell, Oklahoma was the focus of a $60.0 million capital spending project in 1999 to add production capacity and will be the primary producer of frozen fruit and custard pies. This facility also serves as a principal point of distribution for our frozen desserts. Our Suwanee, Georgia facility is located on a major interstate corridor near four of our frozen dessert production facilities. This facility contains such innovations as five 78-foot tall, laser-guided cranes specifically designed for the facility, a six million cubic foot freezer, and computer-controlled bar-coding and inventorying. The automation of this facility enables us to move extremely large volumes of product without a significant labor component and enables the facility to operate with extremely cold temperatures that preserve high product quality. These features allow our Suwanee facility to better serve customers by processing customer orders much more quickly than conventional freezer facilities. Production capacity was added to this facility as part of the overall realignment project, increasing our production capacity and enhancing operating efficiencies by having contiguous production and frozen storage and distribution.


     In addition to our two strategically-located freezer and distribution facilities in Suwanee and Stilwell, we own and lease additional freezer and distribution facilities throughout the United States to facilitate distribution of our products nationwide. These owned and leased facilities allow us to build and store necessary inventory of raw materials and finished dessert products and to expedite the national distribution of both our seasonal and non-seasonal products.


     We distribute our packaged bakery products from a centralized distribution facility located near Knoxville, Tennessee. Centralized distribution allows us to achieve both production and distributing efficiencies. The production facilities are able to operate longer, more efficient production runs of a single product, which are then shipped to the centralized distribution facility. Products coming from different production facilities are then cross-docked and shipped directly to customer warehouses.

CUSTOMERS


     Our top 10 customers in 1999 accounted for 41.0% of Flowers Foods sales. Winn-Dixie accounted for approximately 10.2% of sales during 1999. Pursuant to an agreement with Winn-Dixie, which is terminable at the option of either party, we are the exclusive supplier for its private label fresh bakery products and are afforded preferred supplier status and preferential space allocation in Winn-Dixie store locations.


     FLOWERS BAKERIES

     Our fresh baked foods have a highly diversified customer base, which includes grocery retailers, restaurants, fast-food chains, food wholesalers, institutions, and vending companies. We also sell returned and surplus product through a system of thrift outlets.

     We supply numerous restaurants, institutions and foodservice companies with bakery products, including buns for fast-food outlets such as Burger King, Wendy's, Krystal, Hardees, Whataburger, Arby's and Outback Steakhouse. We also sell packaged bakery products to wholesale distributors for ultimate sale to a wide variety of food outlets.

     MRS. SMITH'S BAKERIES

     Our frozen desserts are marketed to traditional retail outlets, such as grocery stores, as well as non-traditional outlets, ranging from club stores and mass merchandisers to wholesalers, foodservice distributors and restaurants. Our branded frozen desserts are sold primarily through grocery retailers. Our frozen bakery products are sold to foodservice distributors, institutions, retail in-store bakeries and restaurants.

     Our packaged bakery products under the Mrs. Freshley's brand are sold primarily through vending outlets. We produce packaged bakery products for our own distribution under our BlueBird brand. In certain circumstances, we enter into co-packing arrangements with some of our competitors. Through co-packing, we have produced packaged bakery products for popular brands such as Weight Watchers, Stouffer, Lance, Pepperidge Farm and Little Debbie.


MARKETING



     Our marketing and advertising campaigns are conducted through targeted television and radio advertising and coupons placed in printed media. We also incorporate promotional tie-ins with other sponsors, on-package promotional offers and sweepstakes into our marketing efforts. Additionally, we focus our marketing and advertising campaigns on specific products throughout the year, such as buns for Memorial Day, Independence Day and Labor Day and fruit cakes and pies during the Thanksgiving and Christmas holiday season.


COMPETITION

     FLOWERS BAKERIES

     The United States packaged bakery category is intensely competitive and is comprised of large food companies, large independent bakeries with national distribution, and smaller regional and local bakeries. Primary national competitors include Interstate, Earthgrains and Bestfoods. We also face competition from private label brands. Competition is based on product availability, product quality, brand loyalty, price effective promotions and the ability to target changing consumer preferences. Customer service, including frequent delivery and well-stocked shelves, is an increasingly important competitive factor. While we experience price pressure from time to time, primarily as a result of competitors' promotional efforts, we believe that our customer relationships and the consumer's brand loyalty, as well as our diversity within our region in terms of geographic markets, products, and sales channels, limit the effects of such competition. Recent consolidation in the industry has further enhanced the ability of the larger firms to compete with small regional bakeries. We believe we have significant competitive advantages over smaller regional bakeries due to economies of scale in areas such as information technology, purchasing, production, advertising, marketing and distribution as well as greater brand awareness.

     MRS. SMITH'S BAKERIES

     Mrs. Smith's Bakeries, Sara Lee, Pepperidge Farm and Pillsbury lead the frozen dessert category. Other significant competitors in the frozen baked dessert category include Edwards and private label brands. Competitors for packaged bakery products produced by Mrs. Smith's Bakeries include Interstate (Hostess) and McKee (Little Debbie).


     Competition for frozen desserts depends primarily on brand recognition and loyalty, perceived product quality, effective promotions and, to a lesser extent, price. For the frozen bakery and packaged bakery products manufactured by Mrs. Smith's Bakeries, competition is based upon the ability to meet production and distribution demands of foodservice and vending customers at a competitive price.


INTELLECTUAL PROPERTY

     We own a number of trademarks and trade names, as well as certain patents and licenses. Such trademarks and trade names are considered to be important to our business since they have the effect of developing brand identification and maintaining consumer loyalty. We are not aware of any fact that would negatively impact the continuing use of any of our trademarks, trade names, patents or licenses. Following the spin-off we will have the exclusive use of the "Flowers" name and any trademark or tradename derived therefrom to the extent currently owned, licensed or sublicensed by Flowers Industries or its subsidiaries (including Flowers Foods) but excluding any intellectual property rights owned, licensed or sublicensed by Keebler. Flowers Industries will change its name, which is expected to become Keebler Holding Corp.


RAW MATERIALS


     Our primary baking ingredients are flour, sugar, shortening and fruit. We also use paper products, such as corrugated cardboard, aluminum products, such as pie plates, and films and plastics to package our baked foods. In addition, we are also dependent upon natural gas and propane as a fuel for firing ovens as well as gasoline and diesel as fuel for distribution vehicles. On average, baking ingredients constitute approximately 10% to 15%, and packaging represents approximately 1% to 5% of the wholesale selling price of our baked foods. We maintain diversified sources for all of our baking ingredients and packaging products.


     Commodities, such as our baking ingredients, periodically experience price fluctuations and, for that reason, the market for these commodities is continuously monitored. From time to time, we enter into forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw materials prices.

RESEARCH AND DEVELOPMENT


     We engage in research and development activities that principally involve developing new products, improving the quality of existing products and improving and modernizing production processes. We also develop and evaluate new processing techniques for both current and proposed product lines.


LEGAL PROCEEDINGS


     We are engaged in various legal proceedings that arise in the ordinary course of our business. We believe that the amount of the ultimate liability with respect to those proceedings will not be material to our financial position or results of operations.


REGULATION

     As a producer and marketer of food items, our operations are subject to regulation by various federal governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency, and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity, and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

     In addition, advertising of our businesses is subject to regulation by the Federal Trade Commission, and we are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

     Our operations, like those of similar businesses, are subject to various federal, state, and local laws and regulations with respect to environmental matters, including air and water quality, underground fuel storage tanks, and other regulations intended to protect public health and the environment. Our operations and products also are subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. We believe that we are currently in material compliance with applicable laws and regulations.

PROPERTIES


     Currently 30 of our production facilities are owned, four facilities are leased and two facilities are owned by local industrial development authorities under terms of industrial revenue bond financing agreements. The leased properties are leased for terms of 10 to 15 years with certain renewal options. Under the terms of the industrial revenue bond financing agreements, title to these properties pass to us at maturity for little or no consideration. We expect these bonds to be repaid in connection with the completion of the spin-off and merger, and title to the facilities will be conveyed to us. We consider that our properties are well maintained and sufficient for our present operations. Our production plant locations are:


                                FLOWERS BAKERIES
                                ----------------
Birmingham, Alabama                            Baton Rouge, Louisiana
Opelika, Alabama                               Lafayette, Louisiana
Tuscaloosa, Alabama                            New Orleans, Louisiana
Ft. Smith, Arkansas                            Goldsboro, North Carolina
Pine Bluff, Arkansas                           Jamestown, North Carolina
Texarkana, Arkansas                            Memphis, Tennessee
Bradenton, Florida                             Morristown, Tennessee
Jacksonville, Florida                          El Paso, Texas
Miami, Florida                                 Houston, Texas
Atlanta, Georgia                               San Antonio, Texas
Chamblee, Georgia                              Tyler, Texas
Thomasville, Georgia                           Lynchburg, Virginia
Villa Rica, Georgia                            Bluefield, West Virginia
                                               Charleston, West Virginia

                              MRS. SMITH'S BAKERIES
                              ---------------------
Montgomery, Alabama                            London, Kentucky
Atlanta, Georgia                               Pembroke, North Carolina
Forest Park, Georgia                           Stilwell, Oklahoma
Suwanee, Georgia                               Spartanburg, South Carolina
Tucker, Georgia                                Crossville, Tennessee

EMPLOYEES

     We employ approximately 7,300 persons, approximately 535 of whom are covered by collective bargaining agreements. We believe that we have good relations with our employees.

EXECUTIVE OFFICES

     The address and telephone number of our principal executive offices are 1919 Flowers Circle, Thomasville, Georgia 31757, (229) 226-9110.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth certain information as of December 30, 2000 regarding the persons who are currently serving or will serve as the executive officers and directors of Flowers Foods after the spin-off. The proposed directors listed below are expected to begin serving as directors at the time the merger and the spin-off are completed, assuming approval of the merger by Flowers Industries shareholders. Our board of directors elects all executive officers for one-year terms with the exception of the positions of President and Chief Operating Officer, Flowers Bakeries and President and Chief Operating Officer, Mrs. Smith's Bakeries, which are appointed by the Chairman of the Board of Directors and Chief Executive Officer to serve until they resign or are removed.



NAME                                        AGE   POSITION
----                                        ---   --------
Amos R. McMullian.........................  63    Chairman of the Board of Directors and
                                                  Chief Executive Officer

Robert P. Crozer..........................  53    Vice Chairman of the Board of Directors

G. Anthony Campbell.......................  48    Director, Secretary and General Counsel

Jimmy M. Woodward.........................  40    Vice President and Chief Financial
                                                  Officer

Edward L. Baker...........................  65    Proposed Director

Joe E. Beverly............................  59    Proposed Director

Franklin L. Burke.........................  59    Proposed Director

Langdon S. Flowers........................  78    Proposed Director

Joseph L. Lanier, Jr......................  68    Proposed Director

J.V. Shields, Jr..........................  62    Proposed Director

Jackie M. Ward............................  62    Proposed Director

C. Martin Wood, III.......................  57    Proposed Director

George E. Deese...........................  54    President and Chief Operating Officer,
                                                  Flowers Bakeries

Gary L. Harrison..........................  62    President and Chief Operating Officer,
                                                  Mrs. Smith's Bakeries

Marta Jones Turner........................  46    Vice President of Communications and
                                                  Investor Relations



     AMOS R. MCMULLIAN is Chairman of the Board of Directors and Chief Executive Officer of Flowers Industries and Flowers Foods. Mr. McMullian has served in that capacity at Flowers Foods since November, 2000. He will cease to serve as Chairman of the Board and Chief Executive Officer of Flowers Industries upon completion of the spin-off and merger. Mr. McMullian has served as Chairman of the Board of Flowers Industries since 1985 and as its Chief Executive Officer since 1981. He joined Flowers Industries in 1963. Mr. McMullian also has served as a director of Keebler since 1996 and will cease to serve as a director of Keebler upon the completion of the spin-off and merger. Mr. McMullian is a director of Lanier Worldwide, Inc.
(NYSE).


     ROBERT P. CROZER is the Vice Chairman of the Board of Directors of Flowers Industries and Flowers Foods. Mr. Crozer has served in that capacity at Flowers Foods since November, 2000. Mr. Crozer joined Flowers Industries in 1973 and became a director in 1979. He has served as Vice Chairman of the Board of Flowers Industries since 1989. Mr. Crozer will cease to serve as Vice Chairman of the Board of Flowers Industries and Flowers Foods but will remain as a director of Flowers Foods upon completion of the spin-off and merger. Mr. Crozer has served as a director of Keebler since 1996 and as Chairman of the Board of Keebler Foods Company since 1998 and will resign as Chairman of the Board of Keebler Foods Company upon completion of the spin-off and merger.



     G. ANTHONY CAMPBELL joined Flowers Industries in 1983 and is currently General Counsel and Secretary of Flowers Industries and Flowers Foods. Mr. Campbell has served in that capacity at Flowers Industries since January, 1985 and at Flowers Foods since November, 2000. Mr. Campbell has served as a director of Keebler since 1998 and will resign as a director of Keebler upon the completion of the merger and spin-off. He has served as a director of Flowers Industries since 1991 and will cease to serve as Secretary and General Counsel and director of Flowers Industries upon completion of the spin-off and merger. Mr. Campbell has been a director of Flowers Foods since November, 2000.



     JIMMY M. WOODWARD is Vice President and Chief Financial Officer of Flowers Industries and Flowers Foods. Mr. Woodward has served in that capacity at Flowers Industries since March, 2000 and at Flowers Foods since November, 2000. He will cease to serve as Vice President and Chief Financial Officer of Flowers Industries upon completion of the spin-off and merger. Mr. Woodward previously served as Treasurer and Chief Accounting Officer of Flowers Industries from October, 1997 to March, 2000 and Assistant Treasurer of Flowers Industries for more than five years prior to that time. He joined Flowers Industries in 1985. Mr. Woodward also has served as a director of Keebler since 1998 and will cease to serve as a director of Keebler upon completion of the spin-off and merger. Mr. Woodward also serves as a director of Integrity, Inc. (Nasdaq).



     EDWARD L. BAKER has served as Chairman of the Board of Directors of Florida Rock Industries, Inc. (NYSE) since 1989. He has also served as Chairman of the Board of Directors of Patriot Transportation Holding, Inc. (OTC) (formerly FRP Properties, Inc.) since 1989. He has served as a director of Flowers Industries since 1992 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.



     JOE E. BEVERLY has been Chairman of the Board of Commercial Bank in Thomasville, Georgia, a wholly-owned subsidiary of Synovus Financial Corp.
(NYSE) since 1989. He is also the former Vice Chairman of the Board of Synovus Financial Corp, and a director of Synovus Financial Corp. He was President of Commercial Bank from 1973 to 1989. Mr. Beverly has served as a director of Flowers Industries since August 1996 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.


     FRANKLIN L. BURKE, a private investor since 1991, is the former Senior Executive Vice President and Chief Operating Officer of Bank South Corp., Atlanta, Georgia, and the former Chairman and Chief Executive Officer of Bank South, N.A., the principal subsidiary of Bank South Corp. Mr. Burke has served as a director of Keebler since 1998 and will cease to serve as a director of Keebler upon completion of the merger and spin-off. He has served as a director of Flowers Industries since 1994 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.

     LANGDON S. FLOWERS retired as Chairman of the Board of Directors of Flowers Industries in 1985. He has served as a director of Flowers Industries since 1968 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.

     JOSEPH L. LANIER, JR. has been Chairman of the Board of Directors and Chief Executive Officer of Dan River Inc. (NYSE), Danville, Virginia, a textile company, since 1989. He is also a director of Dimon, Inc. (NYSE), SunTrust Banks, Inc. (NYSE), Torchmark Corp. (NYSE) and Waddell & Reed Financial, Inc.
(NYSE). Mr. Lanier has served as a director of Flowers Industries since 1977 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.


     J.V. SHIELDS, JR. has been Chairman of the Board of Directors and Chief Executive Officer of Shields & Company, New York, New York, a diversified financial services company and member of the New York Stock Exchange, Inc. since 1982. Mr. Shields also is the Chairman of the Board of Directors and Chief Executive Officer of Capital Management Associates, Inc., a registered investment advisor, and the Chairman of the Board of Trustees of The 59 Wall Street Trust, the Brown Brothers Harriman mutual funds group. He has served as a director of Flowers Industries since 1989 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.



     JACKIE M. WARD has been Chairman of the Board of Directors of Computer Generation Incorporated, a telecommunications company based in Atlanta, Georgia since 1968. She is also a director of Bank of America Corporation (NYSE), Equifax, Inc. (NYSE), Matria Healthcare, Inc. (Nasdaq), PTEK Holdings, Inc. (Nasdaq), Profit Recovery Group International, Inc. (Nasdaq), SCI Systems, Inc.
(NYSE), and Trigon Healthcare, Inc. (NYSE). She has served as a director of Flowers Industries since March 1999 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger.



     C. MARTIN WOOD III retired as Senior Vice President and Chief Financial Officer of Flowers Industries on January 1, 2000 a position that he had held since 1978. Mr. Wood has continued to serve on Flowers Industries Board of Directors, to which he was elected in 1975 and will cease to serve as a director of Flowers Industries upon completion of the spin-off and merger. Mr. Wood also has served as a director of Keebler since 1996 and will cease to serve as a director of Keebler upon the completion of the spin-off and merger.



     GEORGE E. DEESE has been President and Chief Operating Officer of Flowers Bakeries since January, 1997. He previously served as President and Chief Operating Officer, Baked Products Group of Flowers Industries from 1983 to January, 1997, Regional Vice President, Baked Products Group of Flowers Industries from 1981 to 1983 and President of Atlanta Baking Company from 1980 to 1981. Mr. Deese joined Flowers Industries in 1964.



     GARY L. HARRISON has been President and Chief Operating Officer of Mrs. Smith's Bakeries since January, 1997. He previously served as President and Chief Operating Officer, Specialty Foods Group of Flowers Industries from 1989 to January, 1997, Executive Vice President, Baked Products Group of Flowers Industries from 1987 to 1989,

Regional Vice President, Baked Products Group of Flowers Industries from 1977 to 1987 and President of Flowers Baking Company of Thomasville from 1976 to 1977. Mr. Harrison joined Flowers Industries in 1954.



     MARTA JONES TURNER is Vice President of Communications and Investor Relations of Flowers Industries and Flowers Foods. Ms. Turner has served in that capacity at Flowers Industries since January, 2000 and at Flowers Foods since November, 2000. She will cease to serve as Vice President of Communications and Investor Relations of Flowers Industries upon completion of the spin-off and merger. She previously served as Vice President of Public Affairs of Flowers Industries from September, 1997 until January, 2000 and Director of Public Affairs of Flowers Industries for more than five years prior to that time. She joined Flowers Industries in 1978.


     Robert P. Crozer, J.V. Shields, Jr. and C. Martin Wood III are married to sisters, all of whom are nieces of Langdon S. Flowers.

BOARD OF DIRECTORS


     The Flowers Foods Board of Directors currently has three members. Prior to the spin-off, Flowers Foods will change the size and composition of the Flowers Foods Board of Directors, and committees of the Board of Directors will be established. At that time, it is expected that the eight proposed directors listed above, each of whom currently is a director of Flowers Industries, will join the Flowers Foods Board of Directors, and we will have eleven directors.


     The Flowers Foods Board intends to hold four regularly scheduled meetings each year.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Flowers Foods Board of Directors is expected to establish certain standing committees, which include the audit, nominating, and compensation committees. The functions and responsibilities of the standing committees of our Board of Directors are expected to be as described below.


     The functions of the audit committee shall be: (a) recommending to the Board of Directors the engagement or discharge of independent auditors; (b) reviewing investigations into matters relating to audit functions; (c) reviewing with independent auditors the plan for and results of the audit engagement; (d) reviewing the scope and results of our internal auditing procedures; (e) reviewing the independence of the auditors; (f) considering the range of audit and non-audit fees; and (g) reviewing the adequacy of our system of internal accounting controls.


     The functions of the nominating committee shall be: (a) selecting or recommending to the Board of Directors nominees for election as directors; and
(b) considering the performance of incumbent directors in determining whether to nominate them for reelection.


     The functions of the compensation committee shall be: (a) approving or recommending to the Board of Directors approval of compensation plans for officers and directors; (b) approving, or recommending to the Board of Directors approval of remuneration arrangements for directors and senior management; and
(c) granting benefits under compensation plans.

DIRECTOR'S FEES

     Flowers Foods was formed in October, 2000. None of the directors of Flowers Foods has received compensation from Flowers Foods since it was formed. Once the Board has been expanded after the spin-off, each non-employee member of our Board of Directors is expected to receive payments pursuant to a standard arrangement. Flowers Foods expects to adopt compensation arrangements for its directors prior to the spin-off.

POSSIBLE STOCK INCENTIVE PLAN

     We expect to enter into a stock incentive plan designed to encourage ownership of Flowers Foods stock by employees and directors to align the interests of our employees and directors with Flowers Foods shareholders. The terms and conditions of the possible plan have not yet been determined.

SEPARATION AGREEMENTS

     We expect to enter into separation agreements with certain of our executive officers to provide certain additional benefits in the event of termination of employment following a change of control. Our Board of Directors has not yet determined which executives will be offered such separation agreements or the proposed terms and conditions of any such agreements.

EXECUTIVE COMPENSATION

     We were formed in October, 2000 and none of our executive officers has received compensation or been granted stock options or otherwise awarded securities by Flowers Foods since our formation. Accordingly, the information in this section relates to compensation paid by Flowers Industries to certain of its executive officers for the periods presented. Compensation of executive officers of Flowers Foods for the periods following the spin-off will be determined by the Flowers Foods Board of Directors or authorized committee thereof and can be expected to take into account factors such as the size and operating performance of Flowers Foods.

     The following table provides certain summary information for the periods indicated concerning compensation of the Chief Executive Officer and each of the four other most highly compensated executive officers of Flowers Industries. All compensation described below has been paid by Flowers Industries.

                           SUMMARY COMPENSATION TABLE


                                                                                                LONG-TERM
                                                                                             COMPENSATION(1)
                                                            ANNUAL COMPENSATION            --------------------
                                                   -------------------------------------   RESTRICTED
                                                                                   OTHER     STOCK      OPTION
                                                   FISCAL      SALARY     BONUS    COMP.     AWARDS     AWARDS
NAME AND PRINCIPAL POSITION AT FLOWERS INDUSTRIES   YEAR          $         $        $         $           #
-------------------------------------------------  ------      -------   -------   -----   ----------   -------
Amos R. McMullian..........................         2000       850,000         0     0             0    198,000
  Chairman of the Board and                         1999       850,000         0     0       908,392          0
  Chief Executive Officer                           1998       736,000   552,000     0       730,509    198,000
Robert P. Crozer...........................         2000       725,000         0     0             0    146,000
  Vice Chairman of the                              1999       725,000         0     0       531,160          0
  Board                                             1998       579,616   405,731     0       279,399    146,000
Jimmy M. Woodward..........................         2000       265,000         0     0             0     28,000
  Vice President and                                1999       260,000    25,000     0       123,576          0
  Chief Financial Officer                           1998       238,462    90,769     0        39,200     28,000
George E. Deese............................         2000       353,600         0     0             0     47,500
  President and Chief                               1999       353,600         0     0     1,413,044          0
  Operating Officer, Flowers                        1998       345,700   156,900     0       192,249     47,500
  Bakeries
Gary L. Harrison...........................         2000       353,600         0     0             0     47,500
  President and Chief                               1999       353,600         0     0     1,413,044          0
  Operating Officer,                                1998       345,700         0     0       192,249     47,500
  Mrs. Smith's Bakeries


-------------------------


(1) Reflects restricted stock awards and options to acquire shares of Flowers Industries granted pursuant to Flowers Industries 1989 Executive Stock Incentive Plan. No Flowers Industries options will be outstanding following the spin-off and merger.



     The individuals set forth in the table above held the following aggregate shares under the Flowers Industries 1989 Executive Stock Incentive Plan, subject to the restrictions of each grant, and valued at the 2000 fiscal year end closing market price ($15.75) of Flowers Industries common stock, less the price required to be paid by the individual at the time the restrictions lapse:
Messrs. McMullian 140,782 shares, $810,332; Crozer 70,794 shares, $393,148;
Woodward 14,457 shares, $77,373; Deese 134,096 shares, $567,753; and Harrison 134,096 shares, $567,753. The shares are entitled to receive any dividends paid on Flowers Industries common stock.

     The following table sets forth the options granted to the Flowers Industries executive officers in fiscal year 2000.



                       OPTION GRANTS IN LAST FISCAL YEAR



                              NUMBER OF
                              SECURITIES     % OF TOTAL
                              UNDERLYING   OPTIONS GRANTED     EXERCISE                   GRANT DATE
                               OPTIONS     TO EMPLOYEES IN      PRICE       EXPIRATION   PRESENT VALUE
            NAME                 (#)         FISCAL YEAR     ($/SHARE)(1)    DATE(2)        ($)(3)
            ----              ----------   ---------------   ------------   ----------   -------------
Amos R. McMullian...........   198,000          16.67%          20.00         6/30/10      1,686,960
Robert P. Crozer............   146,000          12.29%          20.00         6/30/10      1,243,970
Jimmy M. Woodward...........    28,000           2.36%          20.00         6/30/10        238,560
George E. Deese.............    47,500           4.00%          20.00         6/30/10        404,700
Gary L. Harrison............    47,200           4.00%          20.00         6/30/10        404,700


-------------------------


(1)The exercise price is equal to the fair market value on the date of the grant.



(2)Options have a ten-year term and become exercisable on the fourth anniversary of the grant date.



(3)In accordance with the SEC rules, the Black-Scholes option pricing model was used to estimate the Grant Date Present Value assuming: (i) an expected volatility of 39.14%; (ii) an expected dividend yield of 2.67%; (iii) a risk-free interest rate of 6.22%; (iv) an option term of ten years; and (v) no discounts for non-transferability or risk of forfeiture.



     The following table provides information on option exercises of Flowers Industries common stock during fiscal 2000 by the named executive officers included in the summary compensation table above and the value, at the 2000 fiscal year end closing price ($15.75), of unexercised options for Flowers Industries common stock held by each named executive officer.



               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND

                         FISCAL YEAR END OPTION VALUES


                                                           NUMBER OF
                                                          UNEXERCISED            UNEXERCISED
                                                            OPTIONS             IN-THE-MONEY
                                                          AT YEAR END              OPTIONS
                       SHARES ACQUIRED ON     VALUE           (#)                AT YEAR END
                            EXERCISE        REALIZED     EXERCISABLE/                ($)
NAME                          (#)              ($)       UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                   ------------------   ---------   ---------------   -------------------------
Amos R. McMullian....             0                 0      None/396,000             None/None
Robert P. Crozer.....       134,294         1,313,761   135,000/292,000          986,175/None
Jimmy M. Woodward....             0                 0       None/56,000             None/None
George E. Deese......             0                 0     90,000/95,000          657,000/None
Gary L. Harrison.....        10,544           132,137    135,000/95,000        1,093,725/None



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Under the terms of an agreement between Flowers Industries and Merrily Plantation, Inc., Flowers Industries was granted the use of approximately 6,000 acres of land owned by Merrily, together with the use of lodging, dining, and conference room facilities located thereon. The facilities were used primarily for the entertainment of customers. During fiscal 2000, Flowers Industries paid Merrily $91,579. Flowers Foods expects to assume the agreement and continue with those arrangements. We have surveyed facilities comparable to Merrily to assess the relative quality and cost of such facilities and have determined that the amount paid to Merrily for the use of its facilities is competitive with that charged for the use of comparable facilities. We have further determined that the use of the Merrily facilities in the past has been beneficial to the business of Flowers Industries, that it will be beneficial to our business and that its continued use for the entertainment of customers is in our best interest. All of the outstanding capital stock of Merrily is owned by the spouses of J. V. Shields, Jr., who is a proposed director of Flowers Foods, Robert P. Crozer, who is currently the Vice Chairman of the Board of Directors of Flowers Foods, C. Martin Wood III, who is a proposed director of Flowers Foods, and by the Fontaine Flowers McFadden Trust, a trust formed for the benefit of Ms. McFadden's descendants. The spouses of Messrs. Shields, Crozer and Wood are the nieces of Langdon S. Flowers, who is a proposed director of Flowers Foods.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     All of the Flowers Foods common stock is currently owned by Flowers Industries and thus none of the executive officers, directors or director nominees of Flowers Foods will own any Flowers Foods common stock prior to the spin-off. To the extent executive officers, directors and proposed directors of Flowers Foods own shares of Flowers Industries common stock at the time of the spin-off, they will receive shares of Flowers Foods common stock in the spin-off on the same basis as all other holders of Flowers Industries common stock. The following table sets forth the number of shares of Flowers Industries common stock beneficially owned by each director, proposed director and each executive officer of Flowers Foods and by all directors, proposed directors and executive officers as a group, consisting of 15 persons, as of December 30, 2000. Any options to acquire shares of Flowers Industries stock that are unexercised at the time of the Flowers Industries/Kellogg merger will not represent the right to acquire shares of Flowers Foods stock after the spin-off.



                                                          SHARES BENEFICIALLY OWNED
                                                          -------------------------
NAME OF BENEFICIAL OWNER                                    NUMBER         PERCENT
------------------------                                  -----------      --------
Edward L. Baker.........................................      73,302(1)         *
Joe E. Beverly..........................................     104,980(2)         *
Franklin L. Burke.......................................      28,813(3)         *
G. Anthony Campbell.....................................     392,697(4)         *
Robert P. Crozer........................................   3,816,202(5)      3.81%
George E. Deese.........................................     415,608(6)         *
L. S. Flowers...........................................     674,434(7)         *
Gary L. Harrison........................................     494,035(8)         *
Joseph L. Lanier, Jr. ..................................      97,849(9)         *
Amos R. McMullian.......................................     943,983(10)        *
J. V. Shields, Jr. .....................................   5,400,855(11)     5.40%
Marta J. Turner.........................................      13,327(12)        *
Jackie M. Ward..........................................       6,250            *
C. Martin Wood III......................................   3,469,144(13)     3.50%
Jimmy M. Woodward.......................................      27,881(14)        *
All directors and executive officers as a group (15
  persons)..............................................  15,959,360(15)    15.95%


-------------------------

  * Represents beneficial ownership of less than 1% of Flowers Industries common stock.


 (1) Includes unexercised stock options for 17,340 shares and 23,300 shares held by a family trust for which Mr. Baker is a co-trustee.



 (2) Includes unexercised stock options for 7,584 shares. Also includes 45,982 shares owned by the spouse of Mr. Beverly and 11,164 shares held by a trust for which his spouse is co-trustee, as to which shares Mr. Beverly disclaims any beneficial ownership.


 (3) Includes unexercised stock options for 16,353 shares and 8,750 shares owned by the spouse of Mr. Burke, over which shares Mr. Burke has investment authority.

 (4) Includes restricted stock awards of 21,117 shares, all of which are subject to forfeiture.

 (5) Includes: (i) restricted stock awards of 70,794 shares, all of which are subject to forfeiture; (ii) unexercised stock options for 135,000 shares; and (iii) 982,780 shares held by limited partnerships in which Mr. Crozer and his spouse are the general partners. Also includes the following shares as to which Mr. Crozer disclaims any beneficial ownership: (i) 7,593 shares held by Mr. Crozer and his spouse as custodians for their minor son; (ii) 292,776 shares held by trusts for the benefit of Mr. Crozer's minor children; and (iii) 1,856,267 shares owned by the spouse of Mr. Crozer.



 (6) Includes restricted stock awards of 134,096 shares, all of which are subject to forfeiture, and unexercised stock options for 90,000 shares. Also includes the following shares as to which Mr. Deese disclaims any beneficial ownership: (i) 22,080 shares owned by the spouse of Mr. Deese; and (ii) 1,210 shares held by Mr. Deese as custodian for his minor grandchildren.



 (7) Includes unexercised stock options for 10,432 shares. Also includes 336,843 shares owned by the spouse of Mr. Flowers, as to which Mr. Flowers disclaims any beneficial ownership.



 (8) Includes: (i) restricted stock awards of 134,096 shares, all of which are subject to forfeiture; (ii) unexercised stock options for 135,000 shares; and (iii) 30,000 shares held by a limited partnership in which Mr. Harrison is a general partner. Also includes 40,000 shares owned by the spouse of Mr. Harrison, as to which Mr. Harrison disclaims any beneficial ownership.



 (9) Includes unexercised stock options for 17,340 shares. Also includes 23,890 shares owned by the spouse of Mr. Lanier, as to which Mr. Lanier disclaims any beneficial ownership.


(10) Includes restricted stock awards of 140,782 shares, all of which are subject to forfeiture.


(11) Includes unexercised stock options for 16,353 shares. Also includes: (i) 2,132,999 shares held by investment advisory clients of Capital Management Associates, Inc., of which Mr. Shields is chairman of the board of directors and chief executive officer, and (ii) 3,231,503 shares owned by the spouse of Mr. Shields, as to which Mr. Shields disclaims beneficial ownership. Mr. Shields' business address is Shields & Company, 140 Broadway, New York, NY 10005.



(12) Includes restricted stock awards of 2,952 shares, all of which are subject to forfeiture.



(13) Includes: (i) restricted stock awards of 8,818 shares, all of which are subject to forfeiture; and (ii) unexercised stock options for 28,000 shares. Also includes the following shares, as to which Mr. Wood disclaims beneficial ownership: (i) 51,300 shares held by a trust of which Mr. Wood is co-trustee; (ii) 5,591 shares held by a trust for which Mr. Wood serves as a trustee; (iii) 2,877,696 shares owned by the spouse of Mr. Wood; and
     (iv) 25,650 shares held by Mr. Wood as custodian for his nephew.


(14) Includes restricted stock awards of 14,457 shares, all of which are subject to forfeiture.


(15) Includes restricted stock awards of 527,112 shares, all of which are subject to forfeiture, and unexercised stock options for 473,402 shares.

                          DESCRIPTION OF CAPITAL STOCK

     The following discussion of our articles of incorporation, bylaws, rights agreement and Georgia law is a summary of the material terms thereof and is qualified in its entirety by the actual terms of such documents and Georgia law. Copies of our restated articles of incorporation, restated bylaws and rights agreement have been filed with the Securities and Exchange Commission as exhibits to the registration statement on Form 10 of which this information statement is a part.

INTRODUCTION

     Our articles of incorporation provide that the authorized capital of Flowers Foods consists of 100,000,000 shares of common stock having a par value of $.01 per share and 1,000,000 shares of preferred stock, of which (a) 100,000 shares have been designated by our Board of Directors as Series A Junior Participating Preferred Stock, having a par value per share of $100 and (b) 900,000 shares of preferred stock, having a par value per share of $.01, have not been designated by the Board of Directors.

     As a result of the spin-off, we expect there to be approximately million shares of Flowers Foods common stock outstanding held by
approximately                holders of record. No shares of preferred stock
have been issued by Flowers Foods and no shares of preferred stock will be issued in the spin-off.

COMMON STOCK


     The holders of Flowers Foods common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights of any issued and outstanding preferred stock, including the Series A Preferred Stock, holders of Flowers Foods common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of Flowers Foods, holders of Flowers Foods common stock are entitled to share ratably in all assets of Flowers Foods, if any, remaining after payment of liabilities and the liquidation preferences of any issued and outstanding preferred stock, including the Series A Preferred Stock. Holders of Flowers Foods common stock have no preemptive rights, no cumulative voting rights and no rights to convert their shares of Flowers Foods common stock into any other securities of Flowers Foods or any other person.


PREFERRED STOCK

     Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the holders of Flowers Foods common stock. Pursuant to such authority, the board of directors has designated 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of our rights agreement. Although our Board of Directors does not presently intend to do so, it could issue from the 900,000 undesignated preferred shares, additional series of preferred stock, with rights that could adversely affect the voting power and other rights of holders of Flowers Foods common stock without obtaining the approval of Flowers Foods shareholders. In addition, the issuance of preferred shares could delay or prevent a change in control of Flowers Foods without further action by its shareholders.

ANTITAKEOVER EFFECTS OF GEORGIA LAW PROVISIONS

     We have elected in our bylaws to be subject to the fair price provisions of the Georgia Business Corporation Code, referred to in this information statement as the GBCC. These provisions require that, in addition to any vote otherwise required by law or our articles of incorporation, unless certain fair price provisions are satisfied, a business combination must be:

     - unanimously approved by continuing directors, if such continuing directors constitute at least three members of the board of directors at the time of the approval; or

     - recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, unless fair price criteria are met.

INTERESTED SHAREHOLDERS UNDER THE FAIR PRICE PROVISIONS

     An interested shareholder is defined by the GBCC to include any person other than Flowers Foods or our subsidiaries that:

     - with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting power of Flowers Foods; or

     - is an affiliate of Flowers Foods and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the voting power of Flowers Foods.

     For purposes of determining whether a person is an interested shareholder, the number of voting shares deemed to be outstanding shall not include any unissued voting shares that may be issuable pursuant to any agreement, arrangement or understanding or upon exercise of conversion rights, warrants or options or otherwise.

CONTINUING DIRECTORS UNDER THE FAIR PRICE PROVISIONS

     A continuing director means:

     - any director who is not an affiliate or associate of an interested shareholder or its affiliates other than Flowers Foods or our subsidiaries and who was a director prior to the date the shareholder became an interested shareholder, called the determination date; and

     - any successor to that director who is not an affiliate or associate of an interested shareholder or its affiliates other than Flowers Foods or our subsidiaries and who is recommended or elected by a majority of all the continuing directors.

BUSINESS COMBINATIONS UNDER THE FAIR PRICE PROVISIONS

     For the purposes of these provisions, a business combination includes:

     - any merger of Flowers Foods or our subsidiaries with an interested shareholder or any other corporation that is, or after the merger would be, an affiliate of an interested shareholder that was an interested shareholder prior to the completion of the transaction;

     - any share exchange with an interested shareholder or any other corporation that is, or after the merger would be, an affiliate of an interested shareholder that was an interested shareholder prior to the completion of the transaction;

     - any sale, lease, transfer or other disposition of assets by us or any of our subsidiaries to any interested shareholder or any affiliate of any interested shareholder (other than Flowers Foods or any of our subsidiaries) in a transaction or series of transactions occurring within a twelve-month period and having an aggregate book value equal to 10% or more of our net assets;


     - the issuance or transfer by us or any of our subsidiaries of any equity securities of Flowers Foods or any subsidiary in a transaction or series of transactions occurring within a twelve-month period to any interested shareholder or any affiliate of any interested shareholder (other than Flowers Foods or any of our subsidiaries) and having an aggregate market value of 5% or more of the total market value of our outstanding stock, except through the exercise of warrants or rights offered pro-rata to all holders of our voting securities;


     - the adoption of any plan or proposal for our liquidation or dissolution in which anything other than cash will be received by an interested shareholder or its affiliates; and

     - any reclassification of securities or merger or share exchange with any subsidiary, which has the effect, in a transaction or series of transactions occurring within a twelve-month period, of increasing by 5% or more the proportionate amount of the outstanding shares of any class or series of equity securities of Flowers Foods or any of our subsidiaries that is beneficially owned by an interested shareholder or its affiliates.

WHEN THE FAIR PRICE PROVISIONS DO NOT APPLY

     The fair price provisions do not restrict a business combination if:

     - the aggregate amount of the cash, and fair market value of any non-cash property, to be received per share by the shareholders in the business combination is at least equal to the highest of:

      - the highest per share price, including brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it within two years before the public announcement of the business combination, referred to as the announcement date, or in the transaction in which it became an interested shareholder, whichever is higher;

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      - the higher of the fair market value per share as determined on the announcement date or the determination date; or

      - in the case of shares other than common shares, the highest amount per share to which holders of such shares are entitled in the event of liquidation, dissolution or winding up of the corporation, but only if the interested shareholder acquired like shares within the two-year period immediately before the announcement date;

     - shareholders receive cash or the form of consideration used by the interested shareholder to purchase the largest number of shares of the same class or series previously acquired by such interested shareholder.


     - during the period after the shareholder became an interested shareholder and before the consummation of the business combination, without the approval of a majority of the continuing directors, there generally shall have been:


      - no failure to declare and pay, at the regular date therefor, any full periodic dividends on Flowers Foods' outstanding preferred shares unless
        (i) the interested shareholder or its affiliate or associate did not vote as a director in a manner inconsistent with this requirement, and
        (ii) the interested shareholder notified the Board of Directors in writing within ten days of such action or failure to act that it disapproves of the action and that it requests the Board to rectify such act or failure to act;

      - no reduction in the annual rate of dividends paid on common shares, except to reflect any subdivision of the shares unless (i) the interested shareholder or its affiliate or associate did not vote as a director in a manner inconsistent with this requirement, and (ii) the interested shareholder notified the Board of Directors in writing within ten days of such action or failure to act that it disapproves of the action and that it requests the Board to rectify such act or failure to act;

      - an increase the annual rate of dividends to reflect any reclassification of shares which has the effect of reducing the number of outstanding shares; and

      - no increase by more than 1% in the interested shareholder's ownership of any class or series of Flowers Foods' shares in any twelve-month period;


     - the interested shareholder has not received a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries.


     The fair price provisions do not apply if the shareholder has been an interested shareholder continuously and has not increased its percentage interest in any class or series of Flowers Foods shares by more than 1% in any twelve-month period, for the three year period immediately preceding consummation of the business combination.

     Repeal of the bylaw subjecting Flowers Foods to the fair price provisions of the GBCC requires the affirmative vote of: (i) at least 2/3 of the continuing directors, (ii) a majority of the shares of Flowers Foods other than shares beneficially owned by any interested shareholder and affiliates and associates of any interested shareholder, and (iii) 66 2/3% of the voting power of the then outstanding shares of Flowers Foods common

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stock and preferred stock voting together, to the extent shares of preferred stock have been afforded voting rights.

BUSINESS COMBINATION PROVISIONS

     We have also elected in our bylaws to be subject to the business combination provisions of the GBCC. These provisions prohibit business combinations between a Georgia corporation with at least 100 beneficial owners in Georgia and that meets other criteria and an interested shareholder or its affiliates for a period of five years after the shareholder becomes an interested shareholder of the corporation. During that five-year period, these provisions prohibit any business combination with an interested shareholder unless:

     - prior to such time, the board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

     - in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the corporation which was not held by directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation; or

     - after becoming an interested shareholder, that shareholder acquired additional shares resulting in that shareholder owning at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation, and the business combination was approved by a majority of voting stock not held by the interested shareholder, directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation.

BUSINESS COMBINATIONS

     For the purposes of these provisions, a business combination includes:

     - any merger or consolidation of Flowers Foods or any of our subsidiaries with an interested shareholder or any other corporation that is, or after the merger or consolidation would be, an affiliate of an interested shareholder that was an interested shareholder prior to consummation of the transaction other than as a result of its ownership of Flowers Foods stock;

     - any sale, lease, transfer or other disposition of our assets or those of any of our subsidiaries to an interested shareholder or its affiliates or associates other than Flowers Foods or our subsidiaries in a transaction or series of transactions having an aggregate book value of 10% or more of our net assets;

     - the issuance or transfer by us or any of our subsidiaries of any of our or their equity securities to an interested shareholder or its affiliates or associates other than Flowers Foods or our subsidiaries in a transaction or series of transactions having an aggregate market value of 5% or more of the total market value of our outstanding stock, except through the exercise of warrants or rights offered pro rata to all holders of voting securities, or the exercise or conversion of securities outstanding before the shareholder became an interested shareholder;

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     - the adoption of any plan or proposal for our liquidation or dissolution;

     - any reclassification of securities or merger of Flowers Foods with our subsidiaries that has the effect of increasing by 5% or more the proportionate amount of shares of any class or series of our equity securities that is beneficially owned by the interested shareholder or its affiliates;

     - other than in the ordinary course of business, the receipt by an interested shareholder, except proportionally as a shareholder, of any benefit from any loan, advance, guarantee, pledge, financial benefit, tax credit or tax advantage from us; and

     - any share exchange with an interested shareholder or any other corporation that is, or after the share exchange would be, an affiliate of an interested shareholder that was an interested shareholder prior to consummation of the transaction.

WHEN THE BUSINESS COMBINATION PROVISIONS DO NOT APPLY

     The restrictions on business combinations do not apply to:

     - any person who was an interested shareholder before the adoption of the bylaw that made the provisions applicable to the corporation; or

     - any person who becomes an interested shareholder inadvertently, subsequently divests as soon as practicable sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before the business combination, have been an interested shareholder but for the inadvertent acquisition.

     Repeal of the bylaw subjecting Flowers Foods to the business combination provisions of the GBCC requires the affirmative vote of: (i) at least 2/3 of the continuing directors, (ii) a majority of the shares of Flowers Foods other than shares beneficially owned by any interested shareholder and affiliates and associates of any interested shareholder, and (iii) 66 2/3% of the voting power of the then outstanding shares of Flowers Foods common stock and preferred stock voting together, to the extent shares of preferred stock have been afforded voting rights. However, any such repeal would not be effective until 18 months after the shareholder vote to effect such repeal and would not exempt any business combination with an interested shareholder who became an interested shareholder prior to such repeal.

FLOWERS FOODS RIGHTS AGREEMENT

     Our Board of Directors has determined that a dividend of one right will be paid in respect of each outstanding share of Flowers Foods common stock to the record holder of such share as of the record date of the spin-off. Pursuant to the rights agreement, each right entitles the registered holder thereof to purchase from Flowers Foods one thousandth of a share of series A preferred
stock, par value $100 per share, of Flowers Foods at a price of $          per
one thousandth of a preferred share, subject to adjustment.

     Under the rights agreement, the rights will be evidenced by the certificates evidencing Flowers Foods common stock until the distribution date, which is the earlier of: (i) the close of business on the tenth calendar day following the first date of public announcement

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that a person or group (other than Flowers Foods, a subsidiary or employee benefit or stock ownership plan of Flowers Foods or any of its affiliates or associates), together with its affiliates and associates, has acquired beneficial ownership of 15% or more of the outstanding Flowers Foods common stock (any such person or group being hereinafter called an acquiring person) or
(ii) the close of business on the tenth business day (or such later date as may be specified by the directors) following the commencement of a tender offer or exchange offer by a person (other than Flowers Foods, a subsidiary or employee benefit or stock ownership plan of Flowers Foods or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding Flowers Foods common stock.

     The rights agreement provides that, until the distribution date, the rights may be transferred with and only with the Flowers Foods common stock. Until the distribution date (or earlier redemption, exchange or expiration of the rights), any certificate evidencing Flowers Foods common stock issued upon transfer or new issuance of the Flowers Foods common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption, exchange or expiration of the rights), the surrender for transfer of any certificates evidencing Flowers Foods common stock will also constitute the transfer of the rights associated with such certificates. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Flowers Foods common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights. No right is exercisable at any time prior to the distribution date. The rights will expire on the tenth anniversary of the record date unless earlier redeemed, exchanged or amended by Flowers Foods as described below. Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Flowers Foods, including the right to vote or to receive dividends.

     The purchase price payable, and the number of the series A preferred stock or other securities issuable, upon exercise of the rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares, (ii) upon the grant to holders of series A preferred stock of certain rights or warrants to subscribe for or purchase the series A preferred stock at a price, or securities convertible into the series A preferred stock with a conversion price, less than the then-current market price of the series A preferred stock, or (iii) upon the distribution to holders of the series A preferred stock of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable on the series A preferred stock) or subscription rights or warrants (other than those referred to above). The number of outstanding rights and the number of one thousandths of the series A preferred stock issuable upon exercise of each right will be subject to adjustment in the event of a stock dividend on the Flowers Foods common stock payable in Flowers Foods common stock or a subdivision, combination or reclassification of Flowers Foods common stock occurring, in any such case, prior to the distribution date.

     Rights will be exercisable to purchase series A preferred stock only after the distribution date occurs and prior to the occurrence of a flip-in event as described below. A distribution date resulting from the commencement of a tender offer or exchange offer described in clause (ii) of the second paragraph of this summary could precede the occurrence of a flip-in event and thus result in the rights being exercisable to purchase series A preferred stock. A distribution date resulting from any occurrence described in clause (i) of the second paragraph of this summary would necessarily follow the

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occurrence of a flip-in event and thus result in the rights being exercisable to purchase Flowers Foods common stock or other securities as described below.

     Under the rights agreement, in the event, referred to as a flip-in event, that (i) any person or group, together with its affiliates and associates, becomes an acquiring person, (ii) any acquiring person or any affiliate or associate thereof merges into or combines with Flowers Foods and Flowers Foods is the surviving corporation, (iii) any acquiring person or any affiliate or associate thereof effects certain other transactions with Flowers Foods, or (iv) during such time as there is an acquiring person, Flowers Foods effects certain transactions, in each case as described in the rights agreement, then, in each such case, proper provision will be made so that, from and after the latest of the share acquisition date, the distribution date and the date of the occurrence of such flip-in event, each holder of a right, other than rights that are or were owned beneficially by an acquiring person (which, from and after the date of a flip-in event, will be void), will have the right to receive, upon exercise thereof at the then-current exercise price of the right, that number of shares of Flowers Foods common stock (or, under certain circumstances, an economically equivalent security or securities of Flowers Foods) that at the time of such flip-in event has a market value of two times the exercise price of the right.

     In the event referred to as a flip-over event, that, at any time after a person has become an acquiring person, (i) Flowers Foods merges with or into any person and Flowers Foods is not the surviving corporation, (ii) any person merges with or into Flowers Foods and Flowers Foods is the surviving corporation, but all or part of the Flowers Foods common stock is changed or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of our assets or earning power, including securities creating obligations of Flowers Foods, are sold, in each case as described in the rights agreement, then, and in each such case, proper provision will be made so that from and after the latest of the share acquisition date, the distribution date and the date of the occurrence of such flip-over event, each holder of a right, other than rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of shares of Flowers Foods common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such flip-over event has a market value of two times the exercise price of the right.

     From and after the later of the first date of public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Flowers Foods common stock, which is called the share acquisition date and the distribution date, rights (other than any rights that have become void) will be exercisable as described above, upon payment of the aggregate exercise price in cash. In addition, at any time after the later of the share acquisition date and the distribution date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Flowers Foods common stock, we may exchange the rights (other than any rights that have become void), in whole or in part, at an exchange ratio of one share of Flowers Foods common stock per right (subject to adjustment). Notwithstanding the foregoing, a majority of the continuing directors on the Board (defined to include incumbent directors of Flowers Foods and their successors who are nominated for election by a majority of the incumbent directors, but specifically excluding representatives of acquiring persons) must concur with the exchange of any of the rights on or following the date (i) a person becomes an acquiring person as defined in the rights agreement, or (ii) a

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majority of the Board is replaced due to the actions of any person or persons who may become an acquiring person or who may cause a flip-in event or flip-over event.

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment in the purchase price of at least 1%. We will not be required to issue fractional shares of series A preferred stock (other than fractions that are integral multiples of one thousandth of a share of series A preferred stock, which may, at our option, be evidenced by depositary receipts) or fractional shares of Flowers Foods common stock or other securities issuable upon the exercise of rights. In lieu of issuing such securities, we may make a cash payment, as provided in the rights agreement.

     We may, at our option, redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to the close of business on the later of the distribution date and the share acquisition date. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. Notwithstanding the foregoing, a majority of the continuing directors on the Board (defined to include incumbent directors of Flowers Foods and their successors who are nominated for election by a majority of the incumbent directors, but specifically excluding representatives of acquiring persons) must concur with the redemption of the rights on or following the date (i) a person becomes an acquiring person or (ii) a majority of the board is replaced due to the actions of any person or persons who may become an acquiring person or who may cause a flip-in event or flip-over event.

     The rights agreement may be amended in certain instances so long as there are continuing directors and a majority of such continuing directors votes in favor of the proposed amendment. The rights agreement may be amended without the approval of any holders of rights certificates, including amendments that increase or decrease the purchase price, that add other events requiring adjustment to the purchase price payable and the number of shares of series A preferred stock or other securities issuable upon the exercise of the rights or that modify procedures relating to the redemption of the rights, except that no amendment may be made that decreases the stated redemption price to an amount less than $.01 per right.

     Our directors will have the exclusive power and authority to administer the rights agreement and to exercise all rights and powers specifically granted to the directors or to Flowers Foods therein, or as may be necessary or advisable in the administration of the rights agreement, including without limitation, the right and power to interpret the provisions of the rights agreement and to make all determinations deemed necessary or advisable for the administration of the rights agreement (including any determination to redeem or not redeem the rights or to amend or not amend the rights agreement). All such actions, calculations, interpretations and determinations (including any omission with respect to any of the foregoing) which are done or made by the directors in good faith will be final, conclusive and binding on Flowers Foods, the rights agent, the holders of the rights and all other parties and will not subject the directors to any liability to any person, including without limitation, the rights agent and the holders of the rights.

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ANTITAKEOVER EFFECTS OF THE PROVISIONS OF OUR ARTICLES AND BYLAWS

     Our articles of incorporation and bylaws contain a number of provisions relating to corporate governance and the rights of shareholders that could have a potential anti-takeover effect. These provisions may delay or prevent a change of control of Flowers Foods. These provisions include:

     - the classification of our Board of Directors into three classes, each class serving for a staggered three-year term;

     - the requirement that shareholders may remove directors only for cause and only by the affirmative vote of at least 66 2/3% of our outstanding voting stock;

     - the authority of our Board of Directors to issue series of preferred stock with voting rights and other provisions as the Board of Directors may determine;

     - the requirement that shareholder action can be taken only at an annual or special meeting of shareholders or by written consent of holders of at least 75% of the common stock;

     - an advance notice procedure in order for shareholders to nominate candidates for election as directors;

     - the power of the Board of Directors to consider constituencies other than Flowers Foods shareholders in discharging their duties;

     - the requirement that a special shareholders' meeting may only be called by the chairman of the board or at the direction of the majority of the Board of Directors, and not by shareholders; and

     - a requirement that a vote of at least 66 2/3% of our voting stock is required to amend provisions of the articles of incorporation and bylaws relating to:

      - the classification of the Board of Directors and removal of directors;

      - special meetings of shareholders and the order of business of shareholder meetings;

      - nominations of directors to fill vacancies or newly created directorships;

      - the election to be subject to the fair price and business combination provisions of the GBCC; or

      - the power of the Board of Directors to make, amend or repeal bylaws.


     These provisions have some anti-takeover effects and may discourage proposals that could be viewed as favorable to shareholders. The description above is intended only as a summary of the material provisions. You should refer to our articles of incorporation and bylaws, which have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, for a more complete description.


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LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

LIMITATION ON LIABILITY

     Our articles of incorporation provide that a director of Flowers Foods shall not be liable to Flowers Foods or its shareholders for or with respect to any acts or omissions in the performance of his duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GBCC as currently in effect or as the same may be amended or under any other applicable law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our articles of incorporation and bylaws provide that each person who is or was or had agreed to become a director or officer of Flowers Foods, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer as an employee or agent of Flowers Foods or as a director, officer, employee or agent of another entity, shall be indemnified by us to the fullest extent permitted by the GBCC or any other applicable law as presently or hereafter in effect. This right of indemnification includes the advancement of expenses incurred in defending a proceeding. We may, by action of the Board of Directors, provide indemnification to other employees and agents of Flowers Foods with the same scope and effect as the foregoing indemnification of our directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Flowers Foods common stock will be First Union National Bank.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form 10 to register our shares being issued to you in the spin-off. This information statement is a part of that registration statement and, as allowed by Securities and Exchange Commission rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the spin-off, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

     After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the Securities and Exchange Commission will be, available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may read and copy any filed document at the Securities and Exchange Commission's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D. C. 20549, and at the Securities and Exchange

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Commission's regional offices in New York at 7 World Trade Center, 13th Floor,
New York, NY 10048, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     Flowers Foods incorporates by reference into this registration statement
(i) certain portions of the Annual Report on Form 10-K for the fiscal year ended January 1, 2000 of Flowers Industries, Inc. (File No. 1-9787) filed with the Securities and Exchange Commission on March 31, 2000, (ii) certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Flowers Industries, Inc. filed with the Securities and Exchange Commission on November 21, 2000, (iii) the financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000 filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K on March 31, 2000 and (iv) certain portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the Securities and Exchange Commission on November 21, 2000. Although certain statements in the documents incorporated by reference into this registration statement are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, the safe harbor provisions of the Act will not attach to any "forward looking statements" made by Flowers Foods in this information statement.


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